Exhibit (a)(1)(i)
Offer To Purchase For Cash
All Outstanding Shares of Common Stock
(including the Associated Series A Junior
Participating Preferred Stock Purchase Rights)
of
POSSIS MEDICAL, INC.
at
$19.50 Net Per Share
by
PHOENIX ACQUISITION CORP.
a wholly-owned subsidiary of
MEDRAD, INC.

an indirect, wholly-owned subsidiary of
BAYER AKTIENGESELLSCHAFT
THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M.,
NEW YORK CITY TIME, ON TUESDAY, MARCH 25, 2008,
UNLESS THE OFFER IS EXTENDED
PURSUANT TO THE MERGER AGREEMENT.

Phoenix Acquisition Corp., a Minnesota corporation (“Purchaser”), which is a wholly-owned subsidiary of MEDRAD, Inc., a Delaware corporation (“Parent”), which is an indirect, wholly-owned subsidiary of Bayer Aktiengesellschaft, a corporation formed under the laws of the Federal Republic of Germany, is offering to purchase for cash all outstanding shares of common stock, par value $.40 per share, and the associated series A junior participating preferred stock purchase rights (together, the “Shares”), of Possis Medical, Inc., a Minnesota corporation (the “Company”), at a price of $19.50 per Share, net to the seller in cash (the “Offer Price”), without interest thereon and subject to reduction for any applicable withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The Offer is being made pursuant to the Agreement and Plan of Merger dated as of February 11, 2008, among Parent, Purchaser and the Company, as amended by Amendment No. 1 dated February 20, 2008 (as amended, the “Merger Agreement”), pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser has agreed to merge with and into the Company with the Company surviving as a wholly-owned subsidiary of Parent (the “Merger”).

The Company’s board of directors has unanimously approved the Merger Agreement, the Offer and the Merger and determined that the terms of the Merger Agreement, the Offer and the Merger are advisable, fair and in the best interest of the Company and the Company’s shareholders. The Company’s board of directors unanimously recommends that the Company’s shareholders accept the Offer and tender their Shares into the Offer.

The Offer is conditioned upon, among other things, (i) there having been validly tendered and not withdrawn on or prior to the expiration of the Offer a number of the Shares that represents at least two-thirds of the total number of outstanding Shares on a “fully diluted basis” and (ii) any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and any merger control, antitrust and competition laws of any jurisdiction other than those of the United States having expired or been terminated. The Offer is subject to various other conditions as described in Section 15 — “Conditions to the Offer” of this Offer to Purchase. The Offer is not subject to a financing condition.

A summary of the principal terms of the Offer appears on pages (i) through (v). You should read this entire document carefully before deciding whether to tender your Shares.

The Information Agent for the Offer is:
Morrow & Co., LLC

The Dealer Manager for the Offer is:

February 25, 2008

IMPORTANT

If you desire to tender Shares to Purchaser pursuant to the Offer you should (i) complete and sign the Letter of Transmittal or a facsimile thereof in accordance with the instructions in the Letter of Transmittal and deliver the Letter of Transmittal with the stock certificates representing the Shares and all other required documents to Mellon Investor Services LLC, the depositary for the Offer (the “Depositary”), or follow the procedures for book-entry transfer set forth in Section 3 — “Procedure for Tendering Shares” of this Offer to Purchase or (ii) request that your broker, dealer, commercial bank, trust company or other nominee effect the transaction for you. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that person if you desire to tender Shares to Purchaser pursuant to the Offer.

If you desire to tender Shares to Purchaser pursuant to the Offer and the certificates representing your Shares are not immediately available or you cannot comply with the procedures for book-entry transfer on a timely basis or cannot deliver all required documents to the Depositary, in each case prior to the expiration of the Offer, you may tender Shares to Purchaser pursuant to the Offer by following the guaranteed delivery procedures set forth in Section 3 — “Procedure for Tendering Shares” of this Offer to Purchase.

Questions and requests for assistance may be directed to Morrow & Co., LLC, the information agent for the Offer (the “Information Agent”), at its address and telephone numbers set forth on the back cover of this Offer to Purchase or to Morgan Stanley & Co. Incorporated, the dealer manager for the Offer (the “Dealer Manager”), at its address and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be obtained at Purchaser’s expense from the Information Agent, the Dealer Manager or from brokers, dealers, commercial banks and trust companies.

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION, AND YOU SHOULD CAREFULLY READ BOTH IN THEIR ENTIRETY BEFORE MAKING A DECISION WITH RESPECT TO THE OFFER.

SUMMARY TERM SHEET

The following are some of the questions you may have as a shareholder of the Company concerning the Offer and answers to those questions. These questions and answers highlight material information from the Offer to Purchase and the Letter of Transmittal but may not contain everything that is important to you. For a more complete description of the terms of the Offer we urge you to read carefully the remainder of this Offer to Purchase and the enclosed Letter of Transmittal. Questions and requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers on the back cover page of this Offer to Purchase.

Who is offering to buy my securities?

Our name is Phoenix Acquisition Corp. We are a Minnesota corporation and a wholly-owned subsidiary of MEDRAD, Inc., a Delaware corporation, which in turn is an indirect, wholly-owned subsidiary of Bayer Aktiengesellschaft, a corporation formed under the laws of the Federal Republic of Germany (“Bayer AG”). We were formed for the sole purpose of acquiring the Company and have carried on no activities other than in connection with the acquisition of the Company. See the “Introduction” and Section 9 — “Certain Information Concerning Purchaser, Parent and Bayer AG” of this Offer to Purchase.

Unless the context indicates otherwise, we will use the terms “us,” “we,” “our” and “Purchaser” in this Offer to Purchase to refer to Phoenix Acquisition Corp. and “Parent” to refer to MEDRAD, Inc.

What securities are you offering to purchase?

We are offering to purchase all of the outstanding shares of common stock of the Company and the associated series A junior participating preferred stock purchase rights. Unless the context requires otherwise, we refer to each share of Company common stock and the associated series A junior participating preferred stock purchase rights as a “share” or “Share”. See the “Introduction” and Section 1 — “Terms of the Offer” of this Offer to Purchase.

How much are you offering to pay?

We are offering to pay $19.50 per Share net to you in cash without interest, less any required withholding taxes.

Will I have to pay any fees or commissions?

If you are the record owner of your Shares and you tender your Shares to us in the Offer, you will not have to pay brokerage fees or similar expenses. If you own your Shares through a broker or other nominee, and your broker or nominee tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. See the “Introduction” to this Offer to Purchase.

What does the Company’s board of directors think of the Offer?

THE BOARD OF DIRECTORS OF THE COMPANY UNANIMOUSLY RECOMMENDS THAT YOU TENDER ALL OF YOUR SHARES INTO THE OFFER.

See the “Introduction” and Section 11 — “Background of Offer; Past Contacts or Negotiations with the Company” of this Offer to Purchase and the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 that is being mailed to the Company’s shareholders together with this Offer to Purchase.

How long do I have to tender my Shares into the Offer?

You will have until 5:00 p.m., New York City time, on Tuesday, March 25, 2008, which is the initial expiration date of the Offer (the “Expiration Date”), to tender your Shares into the Offer, unless there is an extension of the period during which the Offer is open, in which event the term “Expiration Date” will mean the latest time and date at which the Offer, as so extended, may expire. See Section 1 — “Terms of the Offer” of this Offer to Purchase.

Can the Offer be extended and under what circumstances?

Yes. The Merger Agreement provides that the Offer may be, and in certain events is required to be, extended, as follows:

•	Purchaser is required to extend the Offer for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (“SEC”) or the staff thereof applicable to the Offer;

•	Purchaser is required to extend the Offer if (a) the waiting period (and any extension thereof) applicable to the Offer or the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and any merger control, antitrust and competition laws of any jurisdiction other than those of the United States has not terminated or expired prior to the Expiration Date, or (b) any approvals required under the laws of such jurisdictions have not been obtained from the applicable governmental entity prior to the Expiration Date, until such time as such conditions are satisfied;

•	Purchaser is required to extend the Offer at the Company’s request if any of the other conditions to the Offer are not satisfied prior to the Expiration Date (except to the extent that such conditions are incapable of being satisfied) for a period requested by the Company of not more than ten (10) business days in order to permit the satisfaction of such conditions to the Offer. However, Purchaser is not required to extend the Offer at the Company’s request on more than two occasions or if the failure to meet any of the conditions to the Offer was caused by or resulted from the failure of the Company to perform in any material respect any covenant or agreement of the Company contained in the Merger Agreement, or the material breach by the Company of any representation or warranty contained in the Merger Agreement; and

•	Purchaser may extend the Offer, without the consent of the Company, in increments of not more than ten (10) business days each if any of the conditions to Purchaser’s obligation to purchase Shares are not satisfied.

Our ability and obligation to extend the Offer is subject to the parties’ rights to terminate the Merger Agreement if the Offer is not consummated on or before May 31, 2008, and the parties’ rights to otherwise terminate the Merger Agreement and the Offer pursuant to the terms of the Merger Agreement.

Purchaser is entitled to make available a subsequent offering period (within the meaning of Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) if, on the then-applicable Expiration Date, the conditions to the Offer have been satisfied or waived but there has not been tendered that number of Shares which would equal at least ninety percent (90%) of the issued and then outstanding Shares on a “fully diluted basis”.

See Section 1 — “Terms of the Offer” of this Offer to Purchase for more details on our ability to extend the Offer.

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform Mellon Investor Services LLC, the depositary for the Offer (the “Depositary”), of that fact and will issue a press release announcing the extension not later than 9:00 a.m., New York City time, on the next business day after the day on which the Offer was scheduled to expire. See Section 1 — “Terms of the Offer” of this Offer to Purchase.

What are the most significant conditions to the Offer?

The Offer is conditioned upon, among other things:

•	there having been validly tendered in accordance with the terms of the Offer, prior to the scheduled expiration of the Offer (as extended) and not withdrawn, a number of Shares that represents at least two-thirds of the total number of outstanding Shares on a “fully diluted basis” (which assumes conversion or exercise of all derivative securities regardless of the conversion or exercise price, the vesting schedule or other terms and conditions thereof);

•	the waiting period (and any extension thereof) applicable to the transactions contemplated by the Merger Agreement (including the Offer and the Merger) under the HSR Act and any merger control, antitrust and competition laws of any jurisdiction other than those of the United States having expired or been terminated and any approvals required under such laws having been obtained; and

•	subject to certain exceptions, there not having occurred any change, event, effect or occurrence arising after the date of the Merger Agreement which has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the financial condition, operations, business or results of operations of the Company and its subsidiaries taken as a whole.

Other conditions of the Offer are described in Section 15 — “Conditions to the Offer” of this Offer to Purchase. Consummation of the Offer is not conditioned on Parent or Purchaser obtaining financing.

Do you have the financial resources to make payment?

Yes. We need approximately $366 million to purchase all outstanding Shares validly tendered in the Offer (and not withdrawn) and pay the consideration in respect of outstanding Shares converted in the Merger into the right to receive the per Share amount paid in the Offer and to cash out “in-the-money” options (options exercisable at less than $19.50 per share) to acquire shares of the Company’s common stock, including the payment of related transaction fees and expenses. Bayer Corporation, an Indiana corporation that is the holding company for Bayer AG’s interests in the United States, will provide us with the necessary funds through an intercompany borrowing arrangement. See Section 10 — “Source and Amount of Funds” of this Offer to Purchase.

Is your financial condition relevant to my decision to tender my shares in the Offer?

We do not believe our financial condition is relevant to your decision to tender your Shares in this tender offer because (i) the tender offer is being made for all outstanding Shares solely for cash; (ii) the tender offer is not subject to any financing condition; and (iii) if we consummate the tender offer, we will acquire all remaining Shares for the same cash price in the subsequent merger.

How do I tender my Shares?

To tender your Shares, you must deliver the certificates representing your Shares, together with a completed Letter of Transmittal and any other documents required by the Letter of Transmittal, to the Depositary, not later than the time the Offer expires. The Letter of Transmittal is enclosed with this Offer to Purchase. If your Shares are held in street name, your nominee can tender your Shares through The Depository Trust Company. If you are unable to deliver any required document or instrument to the Depositary by the expiration of the Offer, you may gain some extra time by having a broker, a bank or other fiduciary that is an eligible institution guarantee that the missing items will be received by the Depositary by using the enclosed Notice of Guaranteed Delivery. For the tender to be valid, however, the Depository must receive the missing items within the time period specified in the Notice of Guaranteed Delivery. See Section 3 — “Procedure for Tendering Shares” of this Offer to Purchase.

Until what time may I withdraw previously tendered shares?

You may withdraw tendered Shares at any time prior to 5:00 p.m., New York City time, on Tuesday, March 25, 2008 or such later date as the Offer may be extended and, unless your shares are accepted for payment pursuant to the Offer, you may also withdraw tendered Shares at any time after Thursday, April 24, 2008. However, if we provide a subsequent offering period, you would not be able to withdraw (i) any Shares that you already tendered or (ii) any of the Shares that you tendered during a subsequent offering period. See Section 4 — “Withdrawal Rights” of this Offer to Purchase.

How do I withdraw previously tendered Shares?

To withdraw previously tendered Shares, you must deliver a properly completed written notice of withdrawal, or a manually signed facsimile of one, to the Depositary while you still have the right to withdraw the Shares. If you tendered Shares by giving instructions to a bank or broker, you must instruct the bank or broker to arrange for the withdrawal of your Shares. See Section 4 — “Withdrawal Rights” of this Offer to Purchase.

Can holders of Company stock options or awards of restricted Shares participate in the Offer?

The Offer is only for outstanding Shares and not for any Company stock options or awards of restricted Shares. See Section 13 — “The Transaction Documents — Merger Agreement — Treatment of Options; Restricted Shares” of this Offer to Purchase for a description of the cash-out of Company stock options and unvested awards of restricted Shares in connection with the Merger. Shares which you acquired as a result of the previous vesting of restricted Shares are considered the same as Shares generally and may be tendered into the Offer.

Will the Offer be followed by the Merger if all of the Shares are not tendered in the Offer?

Yes, unless the conditions to the Merger are not satisfied or waived. If Purchaser accepts for payment and pays for Shares pursuant to the Offer, Purchaser is required under the Merger Agreement to merge with and into the Company if the conditions to the Merger are satisfied. If the Merger takes place, Parent will own all of the Shares and all shareholders of the Company remaining after the expiration of the Offer other than Purchaser or Parent will receive $19.50 per Share net in cash without interest (or any higher price per Share that is paid in the Offer). See Section 13 — “The Transaction Documents” for a description of the conditions to the Merger and Section 17 — “Dissenters’ Rights” of this Offer to Purchase. If Purchaser acquires at least 90% of the issued and outstanding Shares pursuant to the Offer or otherwise (including, without limitation, pursuant to exercise of the Top-Up Option described below), we will complete the Merger as soon as possible without a meeting of the Company’s shareholders under the “short form” merger provisions of the Minnesota Business Corporation Act (the “MBCA”).

What is the Top-Up Option, and when could it be exercised?

Under the Merger Agreement, the Company has granted to Purchaser an irrevocable option to purchase up to a number of newly issued shares of the Company’s common stock that, when added to the number of Shares owned by Parent, Purchaser and their respective affiliates at the time of such exercise, would result in Parent, Purchaser and their respective affiliates owning one Share more than 90% of the issued and outstanding Shares (the “Top-Up Option”). The Top-Up Option may only be exercised by Purchaser after it has accepted for payment and paid for all Shares validly tendered and not withdrawn pursuant to the Offer and only if as a result of such acceptance and payment Parent, Purchaser and their respective affiliates own not less than 80% of the outstanding Shares.

If I decide not to tender, how will the Offer affect my Shares?

If the Merger between Purchaser and the Company takes place, shareholders not tendering in the Offer (other than those properly exercising dissenters’ rights) will be entitled to receive the same amount of cash in an amount per Share equal to the price per Share paid in the Offer. Therefore, if the Merger takes place, the only difference between tendering your Shares and not tendering your Shares is that you will be paid earlier if you tender your Shares, unless you dissent from the Merger and obtain payment for the “fair value” of your Shares. However, if the Offer is consummated but the Merger does not take place, the number of shareholders and the number of Shares that are still in the hands of the public may be so small that there no longer will be an active public trading market (or, possibly, there may not be any public trading market) for the common stock of the Company. Also, the Company may cease making filings with the SEC or otherwise may not be required to comply with the rules relating to publicly held companies. See the “Introduction” and Section 7 — “Possible Effects of Offer on the Market for Shares; Stock Quotation; Registration under the Exchange Act; Margin Regulations” of this Offer to Purchase.

We will not be able to effect the Merger under the “short form” merger provisions of the MBCA unless Purchaser acquires at least 90% of the outstanding Shares pursuant to the Offer or otherwise. In the event that the Company is unable to effect a “short form” merger, the Company would be required to convene a meeting of its shareholders for the purpose of adopting the Merger Agreement and the Merger would not occur until a period of time after the Offer has expired. No interest will be paid for Shares acquired in the Merger. Accordingly, in order to receive the Offer Price promptly, holders of Shares who wish to receive the Offer Price should tender their Shares in the Offer. See Section 12 — “Purpose of the Offer; The Merger; Plans for the Company” and Section 13 — “The Transaction Documents — Merger Agreement — The Merger” of this Offer to Purchase.

If Purchaser does not own sufficient Shares to effect a “short form” merger, Parent and Purchaser have agreed to cause all Shares owned by Parent or Purchaser or any of their affiliates to be voted in favor of approval of the Merger and adoption of the Merger Agreement at a meeting of the Company’s shareholders convened for that purpose.

Will I have dissenters’ rights?

No dissenters’ rights are available in connection with the Offer. However, under the MBCA, shareholders who own their Shares at the time of the Merger and comply fully with the applicable provisions of the MBCA will have dissenters’ rights in connection with the Merger. See Section 17 — “Dissenters’ Rights” of this Offer to Purchase.

What is the market value of my Shares as of a recent date?

On February 8, 2008, the last full day of trading before the public announcement by the Company of its execution of the Merger Agreement, the closing price of the Company’s common stock reported by NASDAQ was $14.35 per share. On February 22, 2008, the last full day of trading before the commencement of our Offer, the closing price of the Company’s common stock reported by NASDAQ was $19.37 per share. We encourage you to obtain a recent quotation for shares of the Company’s common stock before deciding whether to tender your Shares. See Section 6 — “Price Range of Shares; Dividends on the Shares” of this Offer to Purchase.

What are the United States federal income tax consequences of participating in the Offer?

In general, a shareholder who sells Shares pursuant to the Offer or receives cash in exchange for Shares pursuant to the Merger will recognize gain or loss for United States federal income tax purposes equal to the difference, if any, between the amount of cash received and the shareholder’s adjusted tax basis in the Shares sold pursuant to the Offer or exchanged for cash pursuant to the Merger. If the Shares sold or exchanged constitute capital assets in the hands of the shareholder, such gain or loss will be capital gain or loss. In general, capital gains recognized by an individual will be subject to a maximum United States federal income tax rate of 15% if the Shares were held for more than one year, and if held for one year or less they will be subject to tax at ordinary income tax rates. See Section 5 — “Material Federal Income Tax Consequences” of this Offer to Purchase.

We recommend that you consult your own tax advisors as to the particular tax consequences to you of the Offer and the Merger, including the effect of United States federal, state and local tax laws or foreign tax laws.

Whom should I call if I have questions about the Offer?

You can call the Information Agent or the Dealer Manager if you have any questions or requests for additional copies of this document, the Letter of Transmittal, or the Notice of Guaranteed Delivery. Questions and requests should be directed to the following telephone numbers:

The Information Agent:

Morrow & Co., LLC

Banks and Brokerage Firms Call Toll Free: (800) 662-5200
Shareholders Call Toll Free: (800) 607-0088

The Dealer Manager:

Morgan Stanley & Co. Incorporated

Call Toll Free: (866) 395-2178

v

To the Holders of Common Stock of Possis Medical, Inc.:

INTRODUCTION

We, Phoenix Acquisition Corp., a Minnesota corporation (“Purchaser”), which is a wholly-owned subsidiary of MEDRAD, Inc., a Delaware corporation (“Parent”), which is an indirect, wholly-owned subsidiary of Bayer Aktiengesellschaft, a corporation formed under the laws of the Federal Republic of Germany (“Bayer AG”), are offering to purchase for cash all outstanding shares of common stock, par value $.40 per share, and the associated series A junior participating preferred stock purchase rights (together, the “Shares”), of Possis Medical, Inc., a Minnesota corporation (the “Company”), at a price of $19.50 per Share, net to the seller in cash (the “Offer Price”), without interest thereon and subject to reduction for any applicable withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

We are making the Offer pursuant to the Agreement and Plan of Merger dated as of February 11, 2008, among Parent, Purchaser and the Company, as amended by Amendment No. 1 dated February 20, 2008 (as amended, the “Merger Agreement”), pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser has agreed to merge with and into the Company (the “Merger”) with the result that the Company will become a direct wholly-owned subsidiary of Parent, and each Share, other than Shares owned directly or indirectly by Parent, Purchaser or the Company and Shares with respect to which dissenters’ rights have been properly exercised pursuant to the applicable provisions of the Minnesota Business Corporation Act (the “MBCA”), will be automatically cancelled and converted into the right to receive the Offer Price, without any interest thereon. The Merger Agreement is more fully described in Section 13 — “The Transaction Documents”.

If your Shares are registered in your own name and you tender directly to Mellon Investor Services LLC, the depositary for the Offer (the “Depositary”), you will not have to pay brokerage fees or commissions. If you hold your Shares through a broker, dealer, bank, trust company or other nominee, you should check with your broker, dealer, bank, trust company or nominee to determine if they charge any transaction fees. We will pay all charges and expenses of Morgan Stanley & Co. Incorporated (the “Dealer Manager”), the Depositary and Morrow & Co., LLC (the “Information Agent”) incurred in connection with the Offer.

THE BOARD OF DIRECTORS OF THE COMPANY UNANIMOUSLY RECOMMENDS THAT YOU TENDER ALL OF YOUR SHARES INTO THE OFFER. We urge you to read the description of the reasons for the recommendation of the Company’s Board of Directors that is contained in the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 that is being mailed to holders of Shares together with this Offer to Purchase.

The Offer is not subject to any financing condition. The Offer is conditioned upon, among other things, (a) there having been validly tendered in accordance with the terms of the Offer, prior to the scheduled expiration of the Offer (as extended) and not withdrawn, a number of Shares that represents at least two-thirds of the total number of outstanding Shares on a fully diluted basis, (which assumes conversion or exercise of all derivative securities regardless of the conversion or exercise price, the vesting schedule or other terms and conditions thereof) (the “Minimum Condition”), (b) the waiting period (and any extension thereof) applicable to the transactions contemplated by the Merger Agreement (including the Offer and the Merger) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (“HSR Act”), and any merger control, antitrust and competition laws of any jurisdiction other than those of the United States having expired or been terminated and any approvals required under such laws having been obtained; and (c) subject to certain exceptions, there not having occurred any change, event, effect or occurrence arising after the date of the Merger Agreement which has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the financial condition, operations, business or results of operations of the Company and its subsidiaries taken as a whole. See Section 15 — “Conditions to the Offer” for a description of all of the conditions to the Offer.

The Company has represented in the Merger Agreement that, as of February 8, 2008, there were 17,034,157 Shares issued and outstanding, and as of February 8, 2008, there were outstanding stock options to purchase 3,542,134 Shares. Based on the foregoing, Purchaser believes that approximately 13,717,528 Shares must be validly tendered and not withdrawn prior to the expiration of the Offer in order for the Minimum Condition to be satisfied. See Section 1 — “Terms of the Offer”.

Consummation of the Merger is subject to certain conditions including, if required, the adoption of the Merger Agreement by the affirmative vote of two-thirds of the outstanding Shares. If, following the purchase of Shares by Purchaser pursuant to the Offer or otherwise, Purchaser and its affiliates own at least two-thirds of the outstanding Shares, Purchaser will be able to effect the Merger without the affirmative vote of any other shareholder. Parent has agreed pursuant to the Merger Agreement that all Shares beneficially owned by it or any of its subsidiaries will be voted in favor of the Merger.

The MBCA provides that, if a corporation owns at least 90% of the outstanding shares of each class of stock of a subsidiary corporation entitled to vote on a merger, the corporation holding such stock may merge such subsidiary into itself, or merge itself into such subsidiary, without any action or vote on the part of the shareholders of such subsidiary (a “short-form merger”). Pursuant to the Merger Agreement, in the event that, following completion of the Offer, Parent, Purchaser or any of their respective subsidiaries owns at least 90% of the outstanding Shares, including Shares acquired in any subsequent offering period and through any exercise of the Top-Up Option, Parent, Purchaser and the Company have agreed to effect a short-form merger of Purchaser with and into the Company in accordance with the MBCA as soon as practicable.

The Company has agreed that unless Parent owns, by virtue of the offer or otherwise, 90% or more of the issued and outstanding Shares, as promptly as practicable after our acceptance and payment for all of the Shares validly tendered and not withdrawn pursuant to the Offer, it will prepare and file with the Securities and Exchange Commission (the “SEC”) and mail to the holders of Shares a proxy statement to solicit shareholder approval of the Merger and adoption of the Merger Agreement. As promptly as reasonably practicable following the mailing of the proxy statement, the Company will take all action necessary to convene a meeting of the holders of Shares for the purpose of obtaining the approval of the Merger and adoption of the Merger Agreement. Parent has agreed to cause all Shares owned by Parent or Purchaser or any of their affiliates to be present at such meeting and to be voted in favor of approval of the Merger and adoption of the Merger Agreement.

No dissenters’ rights are available in connection with the Offer. However, under the MBCA, shareholders who continue to own their Shares at the time of the Merger and fulfill certain other requirements of the MBCA will have dissenters’ rights in connection with the Merger. See Section 17 — “Dissenters’ Rights”.

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

THE TENDER OFFER

1.	Terms of the Offer.

Upon the terms and subject to the conditions set forth in the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), we will accept for payment and pay for all Shares validly tendered and not withdrawn on or prior to the Expiration Date. The term “Expiration Date” means 5:00 p.m., New York City time, on Tuesday, March 25, 2008, unless we have extended the period of time for which the Offer is open, in which event the term “Expiration Date” will mean the latest time and date at which the Offer, as so extended, may expire.

The Offer is conditioned upon the satisfaction of the Minimum Condition and the other conditions described in Section 15 — “Conditions to the Offer”. We may terminate the Offer without purchasing any Shares if certain events described in Section 15 occur. See Section 13 — “The Transaction Documents — Merger Agreement — Termination”.

We expressly reserve the right (but are not obligated), at any time or from time to time, to waive or otherwise modify or amend the terms and conditions of the Offer in any respect. However, pursuant to the Merger Agreement, we have agreed that we will not, without the prior written consent of the Company, (a) decrease the Offer Price, (b) decrease the number of Shares sought to be purchased in the Offer, (c) change the form of consideration payable in the Offer, (d) impose conditions to the Offer in addition to those set forth in Annex B of the Merger Agreement (and described below in Section 15 — “Conditions to the Offer”), (e) waive or amend the Minimum Condition, (f) extend or otherwise change the expiration date of the Offer, except as required or permitted by the Merger Agreement, or (g) make any other change in the terms or conditions of the Offer which is or would reasonably be expected to be materially adverse to any holder of Shares.

Upon the terms and subject to the satisfaction or waiver of the conditions of the Offer, we have agreed under the Merger Agreement, as promptly as practicable following the Expiration Date, to accept for payment and pay for any Shares validly tendered and not properly withdrawn by the Expiration Date.

The Merger Agreement provides that the Offer may be, and in certain events is required to be, extended, as follows:

•	We are required to extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or the staff thereof applicable to the Offer;

•	We are required to extend the Offer if (a) the waiting period (and any extension thereof) applicable to the Offer or the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and any merger control, antitrust and competition laws of any jurisdiction other than those of the United States has not terminated or expired prior to the Expiration Date, or (b) any approvals required under the laws of such jurisdictions have not been obtained from the applicable governmental entity prior to the Expiration Date, until such time as such conditions are satisfied;

•	We are required to extend the Offer at the Company’s request if any of the other conditions to the Offer are not satisfied prior to the Expiration Date (except to the extent that such conditions are incapable of being satisfied) for a period requested by the Company of not more than ten (10) business days in order to permit the satisfaction of such conditions to the Offer. However, Purchaser is not required to extend the Offer at the Company’s request on more than two occasions or if the failure to meet any of the conditions to the Offer was caused by or resulted from the failure of the Company to perform in any material respect any covenant or agreement of the Company contained in the Merger Agreement, or the material breach by the Company of any representation or warranty contained in the Merger Agreement; and

•	We may extend the Offer, without the consent of the Company, in increments of not more than ten (10) business days each if any of the conditions to Purchaser’s obligation to purchase Shares are not satisfied.

In addition, without the consent of the Company, we may make available a subsequent offering period (within the meaning of Rule 14d-11 under the Exchange Act) if, on the then-applicable Expiration Date, the conditions to the Offer have been satisfied or waived but there has not been tendered that number of Shares which would equal at least ninety percent (90%) of the issued and then outstanding Shares on a “fully diluted basis”. A subsequent offering period is a period of not less than three (3) nor more than twenty (20) business days beginning no later than 9:00 a.m., New York City time, on the next business day following the Expiration Date. A subsequent offering period, if one is provided, is not an extension of the Offer, which already will have been completed. During a subsequent offering period, tendering shareholders will not have withdrawal rights, and we will promptly purchase and pay for any Shares tendered during the subsequent offering period at the same price paid in the Offer.

Our ability and obligation to extend the Offer are subject to the parties’ rights to terminate the Merger Agreement if the Offer is not consummated on or before May 31, 2008, and the parties’ rights to otherwise terminate the Merger Agreement and Offer pursuant to the terms of the Merger Agreement.

Except as set forth above, and subject to the applicable rules and regulations of the SEC, we expressly reserve the right to waive any Offer condition (other than the Minimum Condition), increase the Offer Price or amend the Offer in any respect. Any extension of the period during which the Offer is open, delay in acceptance for payment, termination or amendment of the Offer, will be followed promptly by public announcement thereof. In the case of an extension, such announcement will be issued not later than 9:00 a.m. New York City time, on the next business day after the previously scheduled Expiration Date in accordance with the public announcement requirements of Rule 14e-1(d) under the Exchange Act. Without limiting our obligation under such rule or the manner in which we may choose to make any public announcement, we currently intend to make announcements by issuing a press release and making any appropriate filing with the SEC.

If we make a material change in the terms of the Offer or the information concerning the Offer or if we waive a material condition to the Offer, we will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act (which require that material changes be promptly disseminated to shareholders in a manner reasonably designed to inform them of such changes) or otherwise. The minimum period during which an offer must remain open following material changes in the terms of the offer or information concerning the offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. In the SEC’s view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to shareholders, and with respect to a change in price or a change in percentage of securities sought, a minimum ten business day period is generally required to allow for adequate dissemination to shareholders and investor response. For purposes of the Offer, a “business day” means any day other than a Saturday, Sunday or a federal holiday, and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

We expressly reserve the right, in our discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, not to accept for payment any Shares if, at the expiration of the Offer, any of the conditions to the Offer set forth in Section 15 — “Conditions to the Offer” have not been satisfied or upon the occurrence of any of the events set forth in Section 15 or Section 13 — “Transaction Documents — Merger Agreement — Termination”.

We expressly reserve the right, in our discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, to delay acceptance of Shares and to delay payment for Shares pending receipt of any governmental regulatory approvals specified in Section 16. See Sections 15 and 16 — “Conditions to the Offer” and “Certain Regulatory and Legal Matters”. Our reservation of the right to delay the acceptance of or payment for Shares is subject to the provisions of Rule 14e-1(c) under the Exchange Act, which requires us to pay the consideration offered or to return Shares deposited by or on behalf of tendering shareholders promptly after the termination or withdrawal of the Offer.

The Company has provided us with the Company’s list of shareholders and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase, the Letter of Transmittal and other relevant materials will be mailed to record holders of the Shares and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the list of shareholders or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

2.	Acceptance for Payment and Payment for Shares.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), we will purchase, by accepting for payment, and will pay for, all Shares validly tendered prior to the Expiration Date (and not properly withdrawn) promptly after the Expiration Date. If we include a subsequent offering period, we will immediately accept and promptly pay for all Shares validly tendered during any such subsequent offering period in accordance with Rule 14d-11 under the Exchange Act.

In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of:

•	certificates for such Shares or effective affidavits of loss relating to such certificates or timely confirmation of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (“DTC”), pursuant to the procedures set forth in Section 3 — “Procedure for Tendering Shares”;

•	a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof) with all required signature guarantees (unless, in the case of a book-entry transfer, an Agent’s Message (as defined in Section 3) is utilized); and

•	any other documents required by the Letter of Transmittal.

For purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not withdrawn as, if and when we give oral or written notice to the Depositary of our acceptance of such Shares for payment. In all cases, payment for Shares purchased pursuant to the Offer will be made by deposit of the purchase price with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payment from us and transmitting such payment to tendering shareholders. If, for any reason whatsoever, acceptance for payment of any Shares tendered pursuant to the Offer is delayed, or we are unable to accept for payment Shares tendered pursuant to the Offer, then, without prejudice to our rights under Section 15 — “Conditions to the Offer”, the Depositary may, nevertheless, on our behalf, retain tendered Shares, and such Shares may not be withdrawn, except to the extent that the tendering shareholders are entitled to withdrawal rights as described in Section 4 — “Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will we pay interest on the purchase price for Shares by reason of any delay in making such payment.

If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or if certificates are submitted for more Shares than are tendered, certificates for such unpurchased or untendered Shares will be returned, without expense to the tendering shareholder (or, in the case of Shares delivered by book-entry transfer to DTC, such Shares will be credited to an account maintained within DTC), promptly after the expiration, termination or withdrawal of the Offer.

If, prior to the Expiration Date, we increase the consideration offered to shareholders pursuant to the Offer, such increased consideration will be paid to all shareholders whose Shares are purchased pursuant to the Offer.

3.	Procedure for Tendering Shares.

Valid Tender.  A shareholder must follow one of the following procedures to validly tender Shares into the Offer:

•	for Shares held as physical certificates, the certificates for the tendered Shares (or effective affidavits of loss relating to such certificates), a properly completed and duly executed Letter of Transmittal (or a facsimile thereof), with any required signature guarantees, and any other documents required by the Letter of Transmittal, must be received by the Depositary at its address set forth on the back cover of this Offer to Purchase before the Expiration Date (unless the tender is made during a subsequent offering period, if one is provided, in which case the Shares, the Letter of Transmittal and other documents must be received before the expiration of the subsequent offering period);

•	for Shares held in book-entry form, either a properly completed and duly executed Letter of Transmittal (or a facsimile thereof), with any required signature guarantees, or an Agent’s Message, and any other required documents, must be received by the Depositary at its address set forth on the back cover of this Offer to Purchase, and such Shares must be delivered according to the book-entry transfer procedures described below under “Book-Entry Transfer” and a Book-Entry Confirmation must be received by the Depositary, in each case before the Expiration Date (unless the tender is made during a subsequent offering period, if one is provided, in which case the Shares, the Letter of Transmittal or an Agent’s Message, and other documents must be received before the expiration of the subsequent offering period); or

•	the tendering shareholder must comply with the guaranteed delivery procedures described below under “Guaranteed Delivery” before the Expiration Date.

The method of delivery of the Shares, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility (as defined below), is at the election and risk of the tendering shareholder. The Shares will be deemed delivered only when actually received by the Depositary (including, in the case of a book-entry transfer, by Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

Book-Entry Transfer.  The Depositary has agreed to establish an account or accounts with respect to the Shares at DTC (the “Book-Entry Transfer Facility”) for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the Book-Entry Transfer Facility’s systems may make book-entry delivery of the Shares by causing the Book-Entry Transfer Facility to transfer the Shares into the Depositary’s account in accordance with the Book-Entry Transfer Facility’s procedure for such transfer. However, although delivery of the Shares may be effected through book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility, the properly completed and duly executed Letter of Transmittal (or a facsimile thereof), with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase before the Expiration Date (except with respect to a subsequent offering period, if one is provided, in which case the Shares, the letter of transmittal or an Agent’s Message, and other documents must be received before the expiration of the subsequent offering period), or the tendering shareholder must comply with the guaranteed delivery procedures described under “Guaranteed Delivery” for a valid tender of the Shares by book-entry transfer. The confirmation of a book-entry transfer of the Shares into the Depositary’s account at the Book-Entry Transfer Facility as described above is referred to in this Offer to Purchase as a “Book-Entry Confirmation”.

The term “Agent’s Message” means a message, transmitted through electronic means by the Book-Entry Transfer Facility in accordance with the normal procedures of the Book-Entry Transfer Facility and the Depositary to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that we may enforce such agreement against the participant. The term “Agent’s Message” also includes any hard copy printout evidencing such message generated by a computer terminal maintained at the Depositary’s office. For Shares to be validly tendered during any subsequent offering period, the tendering shareholder must comply with the foregoing procedures, except that the required documents and certificates must be received before the expiration of the subsequent offering period. Delivery of documents to the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures does not constitute delivery to the Depositary.

Signature Guarantees.  No signature guarantee is required on the Letter of Transmittal if:

•	the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3, includes any participant in the Book-Entry Transfer Facility’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered with such Letter of Transmittal and such registered holder has not completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal; or

•	the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agent Medallion Signature Program or other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 under the Exchange Act (an “Eligible Institution”).

In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 to the Letter of Transmittal. If a certificate is registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made, or a certificate not tendered or not accepted for payment is to be returned, to a person other than the registered holder of the certificate surrendered, then the tendered certificate must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered holders appear on the certificate, with the signature or signatures on the certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instruction 5 to the Letter of Transmittal.

Guaranteed Delivery.  If a shareholder desires to tender its Shares into the Offer and the certificates are not immediately available or the procedures for book-entry transfer cannot be completed on a timely basis or time will not permit all required documents to reach the Depositary before the Expiration Date, the shareholder’s tender may still be effected if all the following conditions are met:

•	the tender is made by or through an Eligible Institution;

•	a properly completed and duly executed notice of guaranteed delivery, substantially in the form provided by Purchaser, is received by the Depositary, as provided below, before the Expiration Date; and

•	the certificates (or a Book-Entry Confirmation), in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal (or a facsimile thereof), together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of a Letter of Transmittal), and any other documents required by the Letter of Transmittal are received by the Depositary within three trading days after the date of execution of the notice of guaranteed delivery. A “trading day” is any day on which quotations are available for shares listed through NASDAQ.

The notice of guaranteed delivery may be delivered by hand or transmitted by telegram, facsimile transmission or mail (or if sent by a Book-Entry Transfer Facility, a message transmitted through electronic means in accordance with the usual procedures of the Book-Entry Transfer Facility and the Depositary; provided, however, that if the notice is sent by a Book-Entry Transfer Facility through electronic means, it must state that the Book-Entry Transfer Facility has received an express acknowledgment from the participant on whose behalf the notice is given that the participant has received and agrees to become bound by the form of the notice) to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such notice of guaranteed delivery made available by Purchaser.

Other Requirements.  Payment for the Shares accepted for payment in the Offer will be made only after timely receipt by the Depositary of:

•	certificates for such Shares (or effective affidavits of loss relating to such certificates or a Book-Entry Confirmation);

•	a properly completed and duly executed Letter of Transmittal (or a facsimile thereof), with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of a Letter of Transmittal); and

•	any other documents required by the Letter of Transmittal.

Accordingly, tendering shareholders may be paid at different times depending upon when certificates or Book-Entry Confirmations with respect to the Shares are actually received by the Depositary. Under no circumstances will interest be paid on the Offer Price for the Shares, regardless of any extension of the offer or any delay in making payment.

Company Stock Options and Awards of Restricted Shares.  The Offer is made only for the outstanding Shares and is not made for any Company stock options or any awards of restricted Shares. See Section 13 — “The Transaction Documents — Merger Agreement — Treatment of Options; Restricted Shares” for a description of the cash-out of Company stock options and unvested awards of restricted Shares in connection with the Offer and the Merger. Shares acquired as a result of the previous vesting of restricted Shares are considered the same as Shares generally and may be tendered into the Offer.

Backup Federal Income Tax Withholding.  To prevent federal income tax backup withholding (at a current rate of 28%) with respect to payment of the Offer Price for the Shares purchased pursuant to the Offer, each shareholder must provide the Depositary with its correct taxpayer identification number and certify that it is not subject to backup federal income tax withholding by completing the Substitute Form W-9 included in the Letter of Transmittal. See Instruction 8 set forth in the Letter of Transmittal. If a shareholder is an individual, such shareholder’s taxpayer identification number is his or her social security number. If a shareholder does not provide its correct taxpayer identification number or fails to provide the certifications described above, the IRS may impose a penalty on the shareholder and payment to the shareholder pursuant to the Offer may be subject to backup withholding. If a shareholder is a nonresident alien or foreign entity not subject to backup withholding, such shareholder must give the Depositary a completed Internal Revenue Service Form W-8BEN Certificate of Foreign Status (or other applicable Internal Revenue Service Form W-8) before receipt of any payment in order to avoid backup withholding.

Determinations of Validity.  All questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us, in our reasonable discretion, and our determination will be final and binding on all parties, subject to the tendering shareholder’s right to bring any dispute with respect thereto before a court of competent jurisdiction. We reserve the absolute right to reject any or all tenders of any Shares that are determined by us not to be in proper form or the acceptance of or payment for which may, in our opinion, be unlawful. We also reserve the absolute right to waive any of the conditions of the Offer (other than as prohibited by the Merger Agreement, as described in Section 1 — “Terms of the Offer”) or any defect or irregularity in the tender of any Shares. Our interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the Instructions to the Letter of Transmittal) will be final and binding on all parties. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived. None of Purchaser, the Depositary, the Information Agent, the Dealer Manager or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

Other Requirements.  By executing the Letter of Transmittal as set forth above, you irrevocably appoint our designees as your attorneys-in-fact and proxies, each with full power of substitution, to the full extent of your rights with respect to the Shares tendered by you and accepted for payment by us (and any and all other Shares or other securities issued or issuable in respect of such Shares on or after February 11, 2008), including, without limitation, the right to vote such Shares in such manner as such attorney and proxy or his substitute will, in his sole discretion, deem proper. All such powers of attorney and proxies will be considered coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, we accept such Shares for payment. Upon such acceptance for payment, all prior powers of attorney and proxies given by you with respect to such Shares will be revoked, without further action, and no subsequent powers of attorney and proxies may be given (and, if given, will be deemed ineffective). Our designees will, with respect to the Shares for which such appointment is effective, be empowered to exercise all your voting and other rights as they in their sole judgment deem proper. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon the acceptance for payment of such Shares, we or our designees must be able to exercise full voting rights with respect to such Shares.

The foregoing proxies are effective only upon acceptance for payment of Shares pursuant to the Offer. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares, for any meeting of the Company’s shareholders.

The tender of Shares pursuant to any one of the procedures described above will constitute your acceptance of the terms and conditions of the Offer as well as your representation and warranty that (a) you have a net long position in the Shares being tendered within the meaning of Rule 14e-4 under the Exchange Act and (b) the tender of such Shares complies with Rule 14e-4. It is a violation of Rule 14e-4 for a person, directly or indirectly, to tender Shares for such person’s own account unless, at the time of tender, the person so tendering (i) has a net long position equal to or greater than the amount of (x) Shares tendered or (y) other securities immediately convertible into or exchangeable or exercisable for the Shares tendered and such person will acquire such Shares for tender by conversion, exchange or exercise and (ii) will cause such Shares to be delivered in accordance with the terms of the Offer. Rule 14e-4 provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person. Our acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between you and us upon the terms and subject to the conditions of the Offer.

4.	Withdrawal Rights.

Tenders of Shares made pursuant to the Offer are irrevocable, except that you may withdraw Shares tendered into the Offer at any time prior to the Expiration Date and, unless previously accepted for payment pursuant to the Offer, you may also withdraw the tendered Shares at any time after April 24, 2008. No withdrawal rights will apply to the Shares tendered in any subsequent offering period and no withdrawal rights apply during the subsequent offering period with respect to Shares tendered in the Offer and accepted for payment.

If purchase of or payment for Shares is delayed for any reason or if Purchaser is unable to purchase or pay for Shares for any reason, then, without prejudice to Purchaser’s rights under the Offer, tendered Shares may be retained by the Depositary on behalf of Purchaser and may not be withdrawn except to the extent that tendering shareholders are entitled to withdrawal rights as set forth in this Section 4, subject to Rule 14e-1(c) under the Exchange Act (which provides that no person who makes a tender offer will fail to pay the consideration offered or return the securities deposited by or on behalf of security holders promptly after the termination or withdrawal of the Offer).

For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name in which the certificates representing such Shares are registered, if different from that of the person who tendered the Shares. If certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such Shares have been tendered by an Eligible Institution, the signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer set forth in Section 3 — “Procedure for Tendering Shares”, any notice of withdrawal must also specify the name and number of the account at the Depositary to be credited with the withdrawn Shares.

All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by Purchaser, in its sole discretion, and its determination will be final and binding on all parties. None of Purchaser, the Depositary, the Information Agent, the Dealer Manager or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

Any Shares properly withdrawn will be deemed not validly tendered for purposes of the Offer, but may be returned at any subsequent time prior to the Expiration Date by following any of the procedures described in Section 3 — “Procedure for Tendering Shares”.

5.	Material Federal Income Tax Consequences.

The following is a summary of the material federal income tax consequences of the Offer and the Merger to holders whose Shares are purchased pursuant to the Offer or whose Shares are converted to cash in the Merger (including pursuant to the exercise of dissenters’ rights). The discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing, proposed and temporary regulations promulgated thereunder, rulings, administrative pronouncements and judicial decisions, changes to which could materially affect the tax consequences described herein and could be made on a retroactive basis. The discussion applies only to beneficial holders of Shares in whose hands Shares are capital assets within the meaning of Section 1221 of the

Code, and does not apply to (a) Shares received pursuant to the exercise of employee stock options or otherwise as compensation, (b) holders of Shares who are in special tax situations (such as insurance companies or other financial institutions, tax-exempt organizations, dealers in securities or foreign currency, regulated investment companies, S corporations, partnerships and taxpayers subject to the alternative minimum tax), (c) persons holding Shares as part of a “straddle,” “hedge,” or “conversion transaction” or (d) beneficial owners of Shares treated as foreign persons for U.S. federal income tax purposes. This discussion does not address any aspect of state, local or foreign taxation.

The U.S. federal income tax consequences set forth below are not intended to constitute a complete description of all tax consequences relating to the Offer and the Merger, and are based upon current law. Because individual circumstances may differ, each holder of Shares should consult such holder’s own tax advisor to determine the applicability of the rules discussed below to such shareholder and the particular tax effects of the Offer and the Merger, including the application and effect of state, local and other tax laws. This discussion is for general information only and is not tax advice.

The receipt of cash for Shares pursuant to the Offer or the Merger (including pursuant to the exercise of dissenters’ rights) will be a taxable transaction for federal income tax purposes (and also may be a taxable transaction under applicable state, local and other income tax laws). In general, for federal income tax purposes, a holder of Shares will recognize gain or loss equal to the difference between the amount of cash received (including any cash withheld for tax purposes) and the holder’s adjusted federal income tax basis in the Shares sold pursuant to the Offer or converted to cash in the Merger. Gain or loss must be determined separately for each block of Shares ( i.e. , Shares acquired at the same cost in a single transaction) sold pursuant to the Offer or converted to cash in the Merger. Such gain or loss will be capital gain or loss (other than, with respect to the exercise of dissenters’ rights, amounts, if any, which are or are deemed to be interest for federal income tax purposes, which amounts will be taxed as ordinary income) and will be long-term gain or loss if, on the date of sale (or, if applicable, the date of the Merger), the Shares were held for more than one year. In the case of an individual, net long-term capital gain may be subject to a reduced rate of tax and net capital losses may be subject to limits on deductibility. In general under current law, capital gains recognized by an individual will be subject to a maximum United States federal income tax rate of 15% if the Shares were held for more than one year, and if held for one year or less they will be subject to tax at ordinary income tax rates.

Payments in connection with the Offer or the Merger may be subject to “backup withholding” at a 28% rate. See Section 3 — “Procedure for Tendering Shares”. Backup withholding generally applies if the shareholder (a) fails to furnish its social security number or other taxpayer identification number (“TIN”), (b) is notified by the IRS that the shareholder furnished an incorrect TIN or underreported interest or dividends on the shareholder’s federal income tax return or (c) under certain circumstances, fails to provide a certified statement, signed under penalties of perjury, that the TIN provided is its correct number and that it is not subject to backup withholding. Backup withholding is not an additional tax but merely an advance payment, which may be refunded to the extent it results in an overpayment of tax. Certain persons generally are entitled to exemption from backup withholding, including corporations and financial institutions. Certain penalties apply for failure to furnish correct information and for failure to include reportable payments in income. Each shareholder should consult with his or her own tax advisor as to his or her qualification for exemption from backup withholding and the procedure for obtaining such exemption. Tendering shareholders may be able to prevent backup withholding by completing the Substitute Form W-9 which is included in the Letter of Transmittal.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSEQUENCES TO HOLDERS OF SHARES WITH RESPECT TO THE DISPOSITION OF SHARES PURSUANT TO THE OFFER OR THE MERGER. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSEQUENCES APPLICABLE TO THEM IN THEIR PARTICULAR CIRCUMSTANCES. NOTHING IN THIS DISCUSSION IS INTENDED TO BE, OR SHOULD BE CONSTRUED AS, TAX ADVICE.

6.	Price Range of Shares; Dividends on the Shares.

The Shares currently trade through NASDAQ under the symbol “POSS”. The following table sets forth the high and low closing sale prices as reported in the Company’s Annual Report on Form 10-K for its fiscal year ended July 31, 2007 with respect to periods in each quarter of fiscal years ended July 31, 2006 and 2007 and as reported by published financial sources with respect to periods in the fiscal year ending July 31, 2008:

Fiscal year	High	Low

2006
Third Quarter	$10.26	$8.90
Fourth Quarter	9.85	7.77
2007
First Quarter	11.20	8.45
Second Quarter	13.48	10.12
Third Quarter	13.91	11.58
Fourth Quarter	13.40	10.41
2008
First Quarter	14.37	9.95
Second Quarter	17.07	12.83
Third Quarter (through February 22, 2008)	19.37	13.79

On February 8, 2008, the last full day of trading before the public announcement by the Company of its execution of an agreement with Parent for the acquisition of the Company by Parent at a price of $19.50 net per share, the closing sale price of the Company’s common stock reported on the NASDAQ was $14.35 per share. On February 22, 2008, the last full day of trading before the commencement of our tender offer, the closing sale price of the Company’s common stock reported was $19.37 per Share. We urge you to obtain current market quotations for the Shares and to review all information received from the Company, including the materials referred to in Section 8 — “Certain Information Concerning the Company”.

The Company disclosed in its Form 10-K for the fiscal year ended July 31, 2007 that it has not paid dividends on its common stock since 1983 and does not currently anticipate paying cash dividends in the future. Pursuant to the Merger Agreement, the Company has agreed not to declare, set aside or pay any dividend or distribution payable in cash, stock or property in respect of any capital stock.

7.	Possible Effects of Offer on the Market for Shares; Stock Quotation; Registration under the Exchange Act; Margin Regulations.

Reduced Liquidity.  The purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining Shares held by the public. The purchase of Shares pursuant to the Offer can also be expected to reduce the number of holders of Shares. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price or marketability of the Shares or whether it would cause future market prices to be greater or less than the Offer Price. If the Merger is consummated, shareholders not tendering their Shares in the Offer (other than those properly exercising their dissenters’ rights) will receive cash in an amount equal to the price per Share paid in the Offer. Therefore, if the Merger takes place, the only difference between tendering and not tendering Shares in the Offer is that tendering shareholders will be paid earlier. If, however, the Merger does not take place and the Offer is consummated, the number of shareholders and the number of Shares that are still in the hands of the public may be so small that there will no longer be an active or liquid public trading market (or possibly any public trading market) for Shares held by shareholders other than Purchaser.

Stock Quotation.  The Shares are quoted on NASDAQ. Depending on the number of Shares acquired pursuant to the Offer, following the completion of the Offer, the Shares may no longer be eligible for quotation on NASDAQ. According to the published guidelines of the National Association of Securities Dealers, the Shares might no longer be eligible for quotation on NASDAQ if, among other things:

•	the number of Shares publicly held is less than 750,000, the aggregate market value of the publicly held Shares is less than $5 million, stockholders’ equity is less than $10 million, there are fewer than 400 holders of round lots, the minimum bid price per Share is less than $1.00 and there are fewer than two registered and active market makers for the Shares; or

•	the number of Shares publicly held is less than 1,100,000, the aggregate market value of the publicly held Shares is less than $15 million, the minimum bid price per Share is less than $1.00, there are fewer than 400 holders of round lots, there are fewer than four registered and active market makers, and either (x) the Company market value of listed securities is less than $50 million or (y) either total assets or total revenue of the Company for the most recently completed fiscal year or two of the last three most recently completed fiscal years, is less than $50 million.

The Shares held directly or indirectly by directors, officers or beneficial owners of more than 10% of the Shares are not considered as being publicly held for this purpose.

If the Shares were to cease to be quoted on NASDAQ, the market for the Shares could be adversely affected. It is possible that the Shares would be traded or quoted on other securities exchanges or in the over-the-counter market and that price quotations would be reported by such exchanges. The extent of the public market for the Shares and the availability of such quotations would, however, depend upon the number of holders and/or the aggregate market value of the Shares remaining at that time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration of the Shares under the Exchange Act, as described below, and other factors.

After completion of the Offer, the Company will be eligible to elect “controlled company” status pursuant to Rule 4350 of NASDAQ, which means that the Company would be exempt from the requirement that the board of directors of the Company be comprised of a majority of “independent directors” and the related rules covering the independence of directors serving on the Compensation of the board of directors of the Company. The controlled company exemption does not modify the independence requirements for the Company’s Audit Committee. We expect the Company to elect “controlled company” status following completion of the Offer.

Registration under the Exchange Act.  The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of the Company to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of the registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to holders of Shares and to the SEC and would make certain of the provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirement to furnish a proxy statement pursuant to Section 14(a) in connection with a shareholders’ meeting and the related requirement to furnish an annual report to shareholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions, no longer applicable to the Shares. Furthermore, “affiliates” of the Company and persons holding “restricted securities” of the Company may be deprived of the ability to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended (the “Securities Act”). If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or eligible for listing or NASDAQ reporting.

Purchaser intends to cause the Company to apply for termination of registration of the Shares under the Exchange Act as soon after the completion of the Offer as the requirements for such delisting and termination are met. If registration of the Shares is not terminated prior to the Merger, the registration of the Shares under the Exchange Act will be terminated following the consummation of the Merger.

Margin Regulations.  The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of such Shares. Depending upon factors similar to those described above regarding listing and market quotations, the Shares might no longer constitute “margin securities” for the purposes of the Federal Reserve Board’s margin regulations and, therefore, could no longer be used as collateral for loans made by brokers.

8.	Certain Information Concerning the Company.

General.  The Company was incorporated in the State of Minnesota in 1956. The Company’s principal executive offices are located at 9055 Evergreen Blvd, NW, Minneapolis, Minnesota 55433-8003. The telephone number of the Company is (763) 780-4555. The Company is a developer, manufacturer and distributor of medical devices focused primarily on catheter-based therapies for the treatment of vascular disorders throughout the body.

Except as specifically set forth herein, the information concerning the Company contained in this Offer to Purchase has been taken from or is based upon information furnished by the Company or its representatives or upon publicly available documents and records on file with the SEC and other public sources. The summary information set forth below is qualified in its entirety by reference to the Company’s public filings with the SEC (which may be obtained and inspected as described below) and should be considered in conjunction with the more comprehensive financial and other information in such reports and other publicly available information. Neither Parent nor Purchaser has any knowledge that would indicate that any statements contained herein based on such documents and records are untrue. However, neither Parent nor Purchaser assumes any responsibility for the accuracy or completeness of the information concerning the Company, whether furnished by the Company or contained in such documents and records, or for any failure by the Company to disclose events which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to Parent or Purchaser.

Certain Financial Information and Projections.  During the course of Bayer AG’s, Parent’s and Purchaser’s due diligence investigation of the Company and the discussions that led to the execution of the Merger Agreement, the Company’s management provided certain financial projections regarding the Company’s future performance, which were not publicly available, to Bayer AG, Parent and Purchaser and their financial advisor. The projections provided by the Company’s management to Bayer AG, Parent and Purchaser and their financial advisor included the following forecasts of total revenues, gross profit, income from operations, net income and diluted income per common share:

CERTAIN PROJECTED FINANCIAL INFORMATION
Fiscal year ending July 31:

	2008	2009	2010	2011	2012
	(In $000’s, except per share data)

Total revenues	$78,001	$96,914	$122,536	$151,100	$193,519

Gross profit	$53,968	$69,826	$90,353	$112,759	$146,132

Income from operations	$3,996	$12,966	$21,823	$33,032	$48,586

Net income	$3,523	$10,949	$14,753	$21,790	$32,029

Diluted income per common share	$0.20	$0.59	$0.78	$1.12	$1.60

The Company has advised Bayer AG, Parent and Purchaser that, except for general guidance contained in quarterly earnings releases furnished to the SEC as Exhibits to Form 8-K, it does not as a matter of course make public any projections as to future performance or financial position, and the aforementioned projections are included in this Offer to Purchase solely because such information was provided to Bayer AG, Parent and Purchaser and their financial advisor in the course of their evaluation of the Company.

The Company has advised Bayer AG, Parent and Purchaser that (i) its internal financial projections are, in general, prepared solely for internal use and capital budgeting and other management decisions and are subjective in many respects and thus susceptible to various interpretations and periodic revision based on actual experience and business developments and (ii) the projections were based on a number of internal assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters that are inherently subject to significant business, economic, competitive and regulatory uncertainties, all of which are difficult to predict and some of which are beyond the control of the Company. Accordingly, there can be no assurance, and no representation or warranty is or has been made by the Company, Bayer AG, Parent or Purchaser or any of their representatives, that the projected results will be realized or that actual results will not vary materially from those described above. The foregoing information is forward-looking in nature and inherently subject to significant uncertainties and contingencies, including industry performance, general business and economic conditions, customer requirements, competition, adverse changes in applicable laws, regulations or rules governing environmental, tax and accounting matters, and other risks described in the Company’s annual report on Form 10-K filed with the SEC for the fiscal year ended July 31, 2007, its reports on Form 10-Q for the quarterly period ended October 31, 2007 and other documents filed with the SEC. In addition, the projections may be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable period. The assumptions upon which the projections were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. The projections also reflect assumptions as to certain business decisions that are subject to change. Such projections cannot, therefore, be considered a guaranty of future operating results, and this information should not be relied on as such. The inclusion of this information should not be regarded as an indication that the Company, Bayer AG, Parent, Purchaser or anyone who received this information then considered, or now considers, it a reliable prediction of future events, and this information should not be relied on as such. None of the Company, Bayer AG, Parent, Purchaser or any of their respective financial advisors or the Dealer Manager or any of their respective affiliates assumes any responsibility for the validity, reasonableness, accuracy or completeness of the projections described above. None of the Company, Bayer AG, Parent, Purchaser or any of their respective financial advisors or the Dealer Manager or any of their respective affiliates intends to, and each of them disclaims any obligation to, update, revise or correct such projections if they are or become inaccurate (even in the short term). The projections do not take into account any circumstances or events occurring after the date they were prepared, including the announcement of the Offer and the Merger. There can be no assurance that the announcement of the Offer and the Merger will not cause customers of the Company to delay or cancel purchases of the Company’s products and services pending the consummation of the Offer and the Merger or the clarification of our intentions with respect to the conduct of the Company’s business thereafter. Any such delay or cancellation of customer sales is likely to adversely affect the ability of the Company to achieve the results reflected in such financial projections. Further, the financial projections do not take into account the effect of any failure to occur of the Offer or the Merger and should not be viewed as accurate or continuing in that context.

The projections were not prepared with a view toward public disclosure, in compliance with any regulations or guidelines promulgated by the SEC or the American Institute of Certified Public Accountants relating to the presentation of prospective financial information or in accordance with U.S. generally accepted accounting principles. The Company’s independent registered public accounting firm has not examined or compiled any of the financial projections and has not expressed any conclusion or provided any form of assurance with respect to the projections.

Holders of Shares are cautioned not to place undue reliance on the projections included in this Offer to Purchase.

Available Information.  The Company is subject to the information and reporting requirements of the Exchange Act and, in accordance therewith, is obligated to file reports and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning the Company’s directors and officers, their remuneration, stock options granted to them, the principal holders of the Company’s securities, any material interests of such persons in transactions with the Company, and other matters is required to be disclosed in proxy statements distributed to the Company’s shareholders and filed with the SEC, the last one having been filed on November 6, 2007. Such information is also available in the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) filed with the SEC on February 25, 2008. Such reports, proxy statements, and other information are available for inspection at the SEC’s Public Reference

Room at 100 F Street, N.E., Washington, D.C. 20549-0213. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies may be obtained upon payment of the SEC’s customary charges by submitting a written request by mail to U.S. Securities and Exchange Commission, Office of Investor Education and Advocacy, 100 F Street, N.E., Washington, D.C. 20549-0213, by fax at (202) 772-9295 or by e-mail at publicinfo@sec.gov. The SEC also maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC.

9.	Certain Information Concerning Purchaser, Parent and Bayer AG.

Purchaser is a Minnesota corporation incorporated on February 4, 2008, with principal executive offices at c/o MEDRAD, Inc., 100 Global View Drive, Warrendale, PA 15086. The telephone number of its principal executive offices is (724) 940-6800. To date, Purchaser has engaged in no activities other than those incident to its formation and the commencement of the Offer. Purchaser is a wholly-owned subsidiary of Parent.

Parent is a Delaware corporation incorporated on January 25, 1996 with principal executive offices at 100 Global View Drive, Warrendale, PA 15086. The telephone number of its principal executive offices is (724) 940-6800. Parent is a provider of medical devices and services that enable and enhance imaging procedures of the human body. Used in diagnostic imaging, Parent’s product offerings include a comprehensive line of vascular injection systems and disposables, magnetic resonance surface coils and related products and services. All of the outstanding capital stock of Parent is held by Schering Berlin, Inc., a Delaware corporation. All the outstanding shares of Schering Berlin, Inc. are indirectly owned by Bayer Corporation, an Indiana corporation and a wholly-owned subsidiary of Bayer AG.

Bayer AG is a corporation organized under the laws of the Federal Republic of Germany, with its principal executive offices at Bayerwerk, Gebäude W11, 51368 Leverkusen, Germany. The telephone number of Bayer AG’s principal executive offices is +49 (214) 30-1. The company’s business purpose is the manufacturing, marketing and other industrial activities and provision of services in the fields of health care, agriculture, polymers and chemicals. Bayer AG is the management holding company of the Bayer Group. It determines the Group’s long-term strategy and defines the rules and principles for the business policy derived therefrom. In addition, Bayer AG is in charge of the Bayer Group’s executive management and is responsible for the Bayer Group’s financial management. The principal trading market for Bayer AG’s ordinary shares is the Frankfurt Stock Exchange. The ordinary shares are also listed on the other German stock exchanges, including Berlin, Dusseldorf, Hamburg, Hannover, Stuttgart and Munich, and on the Barcelona, Madrid, London, Zurich and Tokyo Stock Exchanges.

The name, citizenship, business address, current principal occupation (including the name, principal business and address of the organization in which such occupation is conducted), and material positions held during the past five years (including the name, principal business and address of the organization in which such occupation was conducted), of each of the directors and executive officers of Purchaser and Parent and the members of the board of management and the supervisory board of Bayer AG are set forth in Annex I of the Offer to Purchase.

Except as provided in Section 13 – “The Transaction Documents — Tender and Support Agreements”, (i) none of Purchaser, Parent or Bayer AG or any of the persons listed in Annex I of this Offer to Purchase or any associate of any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any of the Shares and (ii) none of Purchaser, Parent or Bayer AG or any of the persons or entities referred to above nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Shares during the past 60 days.

Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, none of Purchaser, Parent or Bayer AG or any of the persons listed in Annex I of this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any of the Shares of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of such Shares, finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Except as set forth in this Offer to Purchase, none of Purchaser, Parent or Bayer AG or any of the persons listed in Annex I of this Offer to Purchase, has had any business relationship or transaction with the Company or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer.

Except as set forth in this Offer to Purchase, there have been no contacts, negotiations or transactions between Purchaser, Parent or Bayer AG or any of the persons listed in Annex I of this Offer to Purchase, on the one hand, and the Company or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of any of the Shares, an election of directors or a sale or other transfer of a material amount of assets.

None of the persons listed in Annex I of this Offer to Purchase has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the persons listed in Annex I of this Offer to Purchase has, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Pursuant to Rule 14d-3 under the Exchange Act, we have filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto, as well as other information filed by Purchaser with the SEC are available for inspection at the public reference room at the SEC’s offices at 100 F Street, N.E., Room 1580, Washington, D.C. 20549-0213. Copies may be obtained upon payment of the SEC’s customary charges by submitting a written request by mail to U.S. Securities and Exchange Commission, Office of Investor Education and Advocacy, 100 F Street, N.E., Washington, D.C. 20549-0213, by fax at (202) 772-9295 or by e-mail at publicinfo@sec.gov, and information that Purchaser has filed with the SEC via the EDGAR system can be obtained electronically on the SEC’s website at http://www.sec.gov.

10.	Source and Amount of Funds.

Purchaser estimates that the total amount of funds required to purchase all of the outstanding Shares pursuant to the Offer and the Merger and to pay related fees and expenses will be approximately $366 million. These funds will be provided through an intercompany borrowing arrangement with Bayer Corporation using existing cash resources of Bayer Corporation and its affiliates and/or, in its discretion, borrowings under its existing commercial paper program. The Offer and the Merger are not subject to a financing condition.

11.	Background of Offer; Past Contacts or Negotiations with the Company.

For purposes of this Section 11, references to “Bayer” unless otherwise specified are to Bayer AG, Bayer HealthCare AG, a wholly-owned subsidiary of Bayer AG (“Bayer HealthCare”), Parent and Purchaser.

Parent and the Company sell different products to the same customer groups and have been familiar with each other’s businesses for some time. From time to time representatives of both companies have discussed entering into joint business activities but such discussions have not resulted in any commercial arrangement between the parties.

In the fall of 2005 management of Parent determined in the course of a strategic review of its business to evaluate a possible purchase of the Company. Management of Parent believed that the Company’s AngioJet® system for the removal of thrombus in the vasculature was complementary to, and would accelerate development of, Parent’s Avanta® fluid management system and other advanced cardiovascular applications under development by Parent.

In late 2005 John P. Friel, Parent’s President and Chief Executive Officer, met with Robert G. Dutcher, the Company’s President and Chief Executive Officer and Chairman of the Board, on two occasions. Mr. Friel informed Mr. Dutcher that he believed that there was a good strategic fit between the respective businesses of Parent and the Company and asked Mr. Dutcher whether the Company would be interested in exploring a possible friendly transaction with Parent. Mr. Dutcher told Mr. Friel that the Company’s board of directors, consistent with its fiduciary obligations, would consider such a transaction.

In December 2005, at the invitation of Mr. Dutcher, Mr. Friel and Kraig McEwen, Parent’s Senior Vice President, Cardiovascular Business Unit, traveled to Minneapolis and presented an overview of Parent’s business and growth strategy to members of the Company’s management.

On February 14, 2006, Parent and the Company executed a mutual confidentiality agreement. Also in February 2006 Parent retained Morgan Stanley & Co. Incorporated (“Morgan Stanley”) to act as its financial advisor in connection with the possible transaction with the Company.

In late February 2006, Mr. Friel advised Mr. Dutcher that he was authorized by the board of management of Schering Aktiengesellschaft, Parent’s then ultimate parent company (“Schering”), to make a non-binding indication of interest to acquire the Company in an all cash transaction for a price in the range of $13.00 to $15.00 per share. Mr. Dutcher told Mr. Friel that he would present the proposal to the Company’s board of directors.

In mid March 2006 Mr. Dutcher telephoned Mr. Friel to inform him that the Company’s board of directors had concluded that the indicative range was not acceptable. Mr. Friel told Mr. Dutcher that Parent was not prepared to increase its offer based on the information that was currently available concerning the Company.

On March 23, 2006 Mr. Dutcher and Jules Fisher, the Company’s Chief Financial Officer, traveled to Parent’s principal executive offices in Pittsburgh and presented an overview of the Company and its strategic plan to members of Parent’s management, including information that was not publicly available.

On March 23, 2006, Schering announced that it supported Bayer AG’s plan to acquire Schering by way of a public tender offer.

In late March and early April 2006 Mr. Friel and Mr. Dutcher had a series of telephone conversations in which they discussed valuation and Parent’s desire to commence due diligence. In the course of these conversations Mr. Friel described Parent’s plans for the Company following any potential transaction and his view of the impact on any potential transaction of the acquisition of Schering by Bayer AG.

In the first week of May 2006 representatives of Parent and its financial and legal advisors traveled to Minneapolis for a series of presentations by members of the Company’s management at the offices of Dorsey & Whitney LLP, the Company’s outside counsel (“Dorsey & Whitney”). The Company also made available to Parent and its representatives due diligence materials in a virtual dataroom.

In late May 2006, Mr. Friel telephoned Mr. Dutcher and informed him that Parent had not been authorized to submit a final offer to acquire the Company due to the pending acquisition of Schering by Bayer AG.

In October 2006, Mr. McEwen met Mr. Dutcher at the Transcatheter Cardiovascular Therapeutics conference held in Washington, D.C. Mr. McEwen reaffirmed that, due to the recent acquisition of Schering by Bayer AG, Parent was not in a position to consider a possible transaction with the Company.

In August 2007, Mr. Friel made a presentation to Bayer AG’s board of management. Bayer AG’s board of management authorized Mr. Friel to proceed with the cardiovascular intervention strategy outlined in the presentation, including acquisitions of complementary companies and businesses.

On September 21, 2007, Mr. Friel telephoned Mr. Dutcher to inquire whether the Company would be interested in discussing a possible transaction with Parent. Mr. Dutcher informed Mr. Friel that he was prepared to meet with him and other executives of Parent so that they could discuss developments in their respective businesses since May 2006.

On October 12, 2007, Mr. Friel and representatives of Bayer traveled to Minneapolis for a meeting with Mr. Dutcher and Mr. Fisher. Prior to the meeting Mr. Friel and Mr. Dutcher executed a mutual confidentiality agreement on behalf of Parent and the Company. Mr. Dutcher told Mr. Friel that he would discuss Parent’s renewed interest in a possible transaction with the Company’s board of directors. Mr. Dutcher and Mr. Fisher reviewed developments in the Company’s business since May 2006.

On November 14, 2007, Bayer HealthCare submitted to the Company a written non-binding proposal for the acquisition of the Company by Parent or another of its affiliates in an all cash transaction in the range of $17.00 to $18.00 per share. The non-binding proposal indicated that Bayer was prepared to commence its due diligence of the Company immediately.

On November 19, 2007, a representative of Greene Holcomb & Fisher, the Company’s financial advisor, telephoned Morgan Stanley. The representative informed Morgan Stanley that the Company’s board of directors was willing to permit Bayer to commence due diligence on the basis of Bayer’s non-binding proposal. However, he indicated that Bayer would be required to increase its offer to obtain the recommendation of the Company’s board of directors of a possible transaction.

On November 21, 2007, Morgan Stanley provided a list of due diligence requests to the Company’s financial advisor.

On November 29 and 30, 2007 and December 3, 2007, representatives of Bayer and its advisors attended a series of presentations by officers of the Company at the offices of Dorsey & Whitney and met with the Company’s outside intellectual property counsel. Beginning November 30, 2007, the Company provided access to a virtual dataroom that contained documentation in response to Parent’s due diligence requests.

Throughout December and early January representatives of Bayer and its financial, legal and other advisors performed a due diligence investigation of the Company, including discussions with members of the Company’s management.

On January 16, 2008, Bayer’s legal advisors provided an initial draft of the Merger Agreement to the Company’s financial advisor pursuant to which Parent would commence a cash tender offer for all the outstanding shares of the Company’s common stock followed by a merger in which any shares not tendered into the tender offer would be converted into the right to receive the same cash price per share.

On January 30, 2008, following approval of the proposed transaction by the board of management of Bayer AG, Bayer HealthCare submitted a revised written proposal to the Company for the acquisition of the Company by Parent in an all cash transaction for a price of $19.00 per share, subject to the satisfactory completion of certain outstanding due diligence items, the negotiation of a definitive Merger Agreement and discussion with officers of the Company concerning their continued employment following the completion of a transaction. The proposed acquisition of the Company was subsequently approved by Bayer AG’s supervisory board.

On February 1, 2008, the Company’s financial advisor informed Morgan Stanley that the Company’s board of directors had not accepted Bayer’s offer of $19.00 per share and that, in addition to Bayer, the Company’s financial advisor had been instructed to pursue discussions with a third party who the Company’s financial advisor believed could have been prepared to make an offer that was superior to Bayer’s offer of January 30, 2008. The parties’ financial advisors agreed that further discussions were appropriate and agreed to arrange a meeting in New York, New York so that the parties might reach an agreement concerning a price per share that would be acceptable to Bayer and the Company and negotiate the Merger Agreement.

On February 4, 2008, Dorsey & Whitney provided comments to Bayer’s legal advisors on the initial draft of the Merger Agreement.

From February 5, 2008 through February 7, 2008, Bayer’s and the Company’s legal advisors negotiated the terms of the Merger Agreement in a series of telephone conferences and exchanged drafts of the Merger Agreement. Bayer’s legal advisors provided to Dorsey & Whitney a draft of the form of tender and support agreements (“Company Support Agreements”) pursuant to which the directors and executive officers of the Company would agree to tender their Shares into the Offer and support the transaction.

On February 8, 2008, representatives of Bayer and the Company and their respective financial and legal advisors met at the offices of Morgan Stanley in New York, New York to negotiate the purchase price and the outstanding issues presented by the Merger Agreement. Following discussions Bayer indicated to the Company that it would be willing to proceed with the transaction at a price of $19.50 per Share.

On February 9, 2008 and February 10, 2008, Bayer’s and the Company’s legal advisors completed minor final changes to the Merger Agreement and the form of Company Support Agreement.

From February 8 through February 10, 2008, Messrs. Friel and McEwen held discussions with Mr. Dutcher and certain other officers of the Company regarding the terms upon which they may be prepared to continue their employment following completion of the transaction.

During the evening of February 10, 2008, the Company informed Bayer that the Company’s board of directors had accepted Bayer’s offer to acquire the Company in an all cash transaction at a price of $19.50 per Share and had unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger were advisable, fair and in the best interest of the Company and its shareholders, and had approved the Offer and the Merger. The Company also advised Bayer that Mr. Dutcher had executed an employment agreement with the Company that provided, among other things, for his continued employment for a term of one year after the completion of the transaction on terms that had been discussed with Parent.

Following such approval and prior to the opening of trading on NASDAQ on February 11, 2008, Parent, Purchaser and the Company executed and delivered the Merger Agreement, Parent, Purchaser and the directors and executive officers of the Company executed and delivered the Company Support Agreements, and Bayer Healthcare, Parent and the Company issued a joint press release announcing the execution of the Merger Agreement.

Between February 11 and February 19, 2008, Parent and the officers of the Company (other than Mr. Dutcher) identified below in Section 13 under “The Transaction Documents — Employment and Severance Agreements” completed discussions regarding the continued employment of such officers following completion of the transaction. On February 19, 2008, the Company entered into employment and severance agreements with such officers.

On February 20, 2008, Parent, Purchaser and the Company executed and delivered an amendment to the Merger Agreement to make additional disclosures regarding the Company’s capital structure.

On February 25, 2008, in accordance with the terms of the Merger Agreement, Purchaser commenced the Offer.

12.	Purpose of the Offer; The Merger; Plans for the Company.

Purpose.  The purpose of the Offer and the Merger is to enable Parent to acquire control of, and the entire equity interest in, the Company. The Offer is intended to be the first step in a two-step transaction by which the entire equity interest in the Company will be acquired. The purpose of the second-step Merger is for Parent to acquire all Shares not purchased pursuant to the Offer. If the Offer is successful, Parent intends to consummate the Merger as promptly as practicable. Holders of Shares who sell their Shares in the Offer will cease to have any equity interest in the Company and to participate in any future growth in the Company. If the Merger is completed, the current holders of Shares will no longer have an equity interest in the Company and instead will have only the right to receive the cash consideration according to the Merger Agreement or, to the extent that holders of Shares are entitled to and properly exercise dissenters’ rights under the MBCA, the amounts to which such holders of Shares are entitled under Minnesota law. Upon consummation of the Merger, the Company will become a wholly-owned subsidiary of Parent. The Offer is being made pursuant to the Merger Agreement.

Approval.  The approval of the board of directors of the Company and, if Purchaser acquires less than 90% of the outstanding shares, the affirmative vote of the holders of not less than two-thirds of the outstanding Shares are required to approve the Merger and adopt the Merger Agreement. The board of directors of the Company has unanimously approved and adopted the Merger Agreement and the transactions contemplated thereby and, unless the Merger is consummated pursuant to the short-form merger provisions under the MBCA described below, the only remaining required corporate action of the Company is the approval of the Merger and the adoption of the Merger Agreement by the affirmative vote of the holders of not less than two-thirds of the Shares. If shareholder approval for the Merger is required, Parent intends to cause its nominees to the Company’s board of directors to set the record date for the shareholder approval for a date promptly following the consummation of the Offer. If the Minimum Condition is satisfied, Purchaser will have sufficient voting power to cause the approval and adoption of the Merger Agreement and the transactions contemplated thereby without the affirmative vote of any other shareholders.

Shareholder Meeting.  Subject to the Merger Agreement, the Company has agreed, if a shareholder vote is required, to convene a meeting of its shareholders following consummation of the Offer for the purpose of considering and voting on the Merger. The Company, acting through its board of directors, has further agreed that if a shareholders’ meeting is convened, the Company’s board of directors will recommend that shareholders of the Company vote to approve the Merger and adopt the Merger Agreement. At any such meeting, all of the Shares then owned by Parent, Purchaser and by any of Parent’s other subsidiaries will be voted in favor of the Merger and adoption of the Merger Agreement.

Board Representation.  See Section 13 — “The Transaction Documents-Merger Agreement-Directors”. Parent currently intends to designate not less than two-thirds of the directors of the Company following consummation of the Offer. It is currently anticipated that Parent will choose its designees to serve as directors of the Company following consummation of the Offer from the following list of individuals: John P. Friel, Gary Bucciarelli, Joseph Havrilla, Kraig McEwen, John R. Tedeschi, William Snyder and Jeff Kelly. Purchaser expects that such representation would permit Purchaser to exert substantial influence over the Company’s conduct of its business and operations.

Short-Form Merger.  Under the MBCA, if Purchaser acquires at least 90% of the outstanding Shares pursuant to the Offer, Purchaser will be able to approve the Merger without a vote of the Company’s shareholders. In such event, Purchaser anticipates that it will take all necessary and appropriate action to cause the Merger to become effective as soon as reasonably practicable after such acquisition, without a meeting of the Company’s shareholders. If, however, Purchaser does not acquire at least 90% of the outstanding Shares pursuant to the Offer or otherwise and a vote of the Company’s shareholders is required under the MBCA, a significantly longer period of time would be required to effect the Merger.

Rule 13e-3.  The SEC has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain “going private” transactions and which may under certain circumstances be applicable to the Merger or another business combination following the purchase of Shares pursuant to the Offer or otherwise in which Purchaser seeks to acquire the remaining Shares not held by it. Purchaser believes, however, that Rule 13e-3 will not be applicable to the Merger if the Merger is consummated within one year after the Expiration Date at the same per Share price as paid in the Offer. If applicable, Rule 13e-3 requires, among other things, that certain financial information concerning the Company and certain information relating to the fairness of the proposed transaction and the consideration offered to minority shareholders in such transaction be filed with the SEC and disclosed to shareholders prior to consummation of the transaction.

Plans for the Company.  Parent currently intends to operate the Company as a wholly-owned subsidiary that will continue to operate from its Minneapolis manufacturing and headquarters locations. Parent will continue to evaluate and review the Company and its business, assets, corporate structure, capitalization, operations, properties, policies, management and personnel with a view towards determining how to optimize any potential benefits and synergies which are created by the transaction and the integration of the operations of the Company with the cardiovascular business unit of Parent. Such evaluation and review is ongoing. If, as and to the extent that Parent acquires control of the Company, Parent will complete such evaluation and review of the Company and will implement the changes it determines to be desirable in light of the circumstances and the opportunities which then exist.

Extraordinary Corporate Transactions.  Except as described above or elsewhere in this Offer to Purchase, none of Purchaser, Parent or Bayer AG have any present plans or proposals that would relate to or result in an extraordinary corporate transaction involving the Company or any of its subsidiaries (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), any change in the Company’s board of directors or management, any material change in the Company’s capitalization or dividend policy or any other material change in the Company’s corporate structure or business.

13.  The Transaction Documents.

MERGER AGREEMENT

The following is a summary of the material provisions of the Merger Agreement, a copy of which has been filed as an exhibit to the Schedule TO. This summary is qualified in its entirety by reference to the Merger Agreement, which is incorporated by reference herein.

The Offer

The Merger Agreement provides that the Offer will be conducted upon the terms and subject to the conditions described in Section 1 — “Terms of the Offer” and Section 15 — “Conditions to the Offer” of this Offer to Purchase.

Recommendation of the Company’s Board of Directors

The Company has represented in the Merger Agreement that its board of directors has unanimously adopted resolutions (a) determining and declaring that the Merger Agreement, the Offer and the Merger and the other transactions contemplated by the Merger Agreement are advisable, fair and in the best interest of the Company and its shareholders, (b) approving the Offer and the Merger and a plan of merger in accordance with and in the form required by the MBCA, (c) approving the Offer as a “Permitted Offer” within the meaning of the Company’s Amended and Restated Rights Agreement dated December 23, 2006, (d) approving the Merger Agreement, and (e) recommending that the Company’s shareholders accept the Offer, tender their Shares into the Offer, approve the Merger and adopt the Merger Agreement.

The Company has also represented that it has taken all necessary action to exempt the Offer, the Merger, the Merger Agreement, the Company Support Agreements (described below) and the transactions contemplated thereby from (a) the restrictions on “control share acquisition” (as defined in Section 302A.011 of the MBCA) set forth in Section 302A.671 of the MBCA, (b) the restrictions on “business combinations” with an “interested shareholder” (each as defined in Section 302A.011 of the MBCA) set forth in Section 302A.673 of the MBCA, and (c) the “fair price requirement” set forth in Section 302A.675 of the MBCA.

Directors

The Merger Agreement provides that, promptly upon the payment by Purchaser for Shares pursuant to the Offer and from time to time thereafter, Parent shall be entitled to designate a number of directors of the Company, rounded up to the next whole number, that is equal to the product of the total number of directors on the Company’s board of directors and the percentage that the number of Shares beneficially owned by Purchaser or any of its affiliates bears to the total number of Shares outstanding. The Company has agreed to take all actions necessary to cause Purchaser’s designees to be elected or appointed to the Company’s board of directors, including seeking and accepting the resignations of incumbent directors and increasing the size of the Company’s board of directors. The Company has agreed to take all action necessary to cause Parent’s designees to constitute substantially the same percentage (rounding up where appropriate) as is on the Company’s board of directors on (i) each committee of the Company’s board of directors and (ii) each board of directors of each subsidiary and each committee of each such board. However, prior to the effective time of the Merger, the Company’s board of directors shall always have at least two members who are not officers, directors, employees or designees of Purchaser or any of its affiliates.

The Merger Agreement further provides that, (a) any amendment or termination of the Merger Agreement by the Company, (b) any extension by the Company of the time for the performance of any of the obligations or other acts of Parent or Purchaser, (c) any waiver of any of the Company’s rights or any of the obligations of Parent or Purchaser under the Merger Agreement, (d) any other consent, action or recommendation by the Company or the Company’s board of directors with respect to the Merger Agreement, the Offer or the Merger or any other transaction contemplated thereby or in connection therewith or (e) any amendment or modification to the Company’s articles of incorporation or bylaws, will (in each such case) require the consent of both of the directors of the Company then in office who are not officers, directors, employees or designees of Purchaser or any of its affiliates.

Top-Up Option

The Company has irrevocably granted to Purchaser an option (the “Top-Up Option”), to purchase at a price per Share equal to the Offer Price up to that number of newly issued shares of the Company’s common stock equal to the lowest number of shares of the Company’s common stock that, when added to the number of shares of the Company’s common stock directly or indirectly owned by Parent or Purchaser, constitutes one share more than 90% of the shares of the Company’s common stock outstanding immediately after the issuance of such shares (determined on a “fully diluted basis” and after giving effect to the exercise of the Top-Up Option). The Top-Up

Option is exercisable once at any time within six (6) business days following the later to occur of the purchase by Purchaser of Shares pursuant to the Offer or the expiration of any subsequent offering period and prior to the earlier of the Effective Time of the Merger (as defined below) and the termination of the Merger Agreement, provided that the top up option may not be exercised unless prior to such exercise Purchaser or Parent owns eighty percent (80%) or more of the shares of the Company’s common stock.

Structure of the Merger

The Merger Agreement provides that, after the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into the Company, and the Company will continue as the surviving corporation. The Company has agreed in the Merger Agreement that, if shareholder approval of the Merger is required, the Company will hold a special meeting of its shareholders as promptly as practicable following the consummation of the Offer for the purpose of adopting the Merger Agreement. Purchaser and Parent have agreed that, at the special meeting, all of the Shares acquired pursuant to the Offer or otherwise owned by Purchaser and Parent or any of its subsidiaries will be voted in favor of adoption of the Merger Agreement.

The Merger Agreement further provides that, notwithstanding the foregoing, if Parent, Purchaser or any other subsidiary of Parent acquire at least 90% of the outstanding shares of Company common stock pursuant to the Offer or otherwise, the parties agree to take all necessary and appropriate action to cause the Merger to become effective as soon as reasonably practicable after the acceptance and payment for Shares by Purchaser pursuant to the Offer without a meeting of shareholders of the Company, in accordance with Section 302A.621 of the MBCA.

The Merger will become effective on the date and at the time set forth in the Articles of Merger that will be filed with the Secretary of State of Minnesota (the “Effective Time”).

The Surviving Corporation

The Merger Agreement provides that at the Effective Time, the articles of incorporation and the bylaws of Purchaser will be the articles of incorporation and bylaws of the surviving corporation until amended in accordance with applicable law. The Merger Agreement further provides that the directors of Purchaser immediately prior to the Effective Time will be the initial directors of the surviving corporation and the officers of the surviving corporation will be as set forth in a schedule to the Merger Agreement.

Conversion of Shares

The Merger Agreement provides that each share of Company common stock outstanding immediately prior to the Effective Time (other than shares held by shareholders who have not voted in favor of the merger and who have delivered a written notice of intent to demand payment of the fair value of their shares in accordance with the MBCA) shall automatically be converted into the right to receive an amount in cash, without interest, equal to the Offer Price. The Merger Agreement also provides that at the Effective Time, each Share owned by Purchaser or Parent will be canceled, and no consideration shall be paid with respect thereto. In addition, the Merger Agreement provides that at the Effective Time, each share of Purchaser’s common stock issued and outstanding immediately prior to the Effective Time will be converted into one share of common stock of the surviving corporation.

Treatment of Options; Restricted Shares

The Merger Agreement provides that the Company’s board of directors (or applicable committee thereof) shall take such actions as may be required so that each option, whether vested or unvested, outstanding immediately prior to the Effective Time shall be canceled in exchange for a single lump-sum cash payment, subject to applicable withholding taxes, equal to the product of the number of shares then subject to such option and the excess, if any, of the merger consideration over the exercise price per share of such option. Any option with an exercise price that exceeds the merger consideration shall be automatically cancelled without payment of any consideration therefor. In addition, shares of Company common stock that are subject to vesting or forfeiture restrictions shall immediately vest and the restrictions associated therewith shall automatically be deemed waived at the Effective Time.

The Company has represented that its board of directors (or applicable committee thereof) has taken such actions as are required to provide that, with respect to the employee stock purchase plan, (i) participants may not increase their payroll deductions or purchase elections from those in effect on February 11, 2008 and (ii) cause the employee stock purchase plan to be suspended effective as of February 11, 2008. Such suspension shall cause the “offering period” in effect on February 11, 2008 to be the final “offering period” and subject to consummation of the Offer and the Merger, the employee stock purchase plan shall terminate immediately prior to the Effective Time.

Representations and Warranties

The Merger Agreement contains representations and warranties made by the Company to Parent and Purchaser and representations and warranties made by Parent and Purchaser to the Company. The assertions embodied in those representations and warranties were made solely for purposes of the Merger Agreement and solely for the benefit of the other parties to the Merger Agreement. The Merger Agreement is not intended to, and does not, confer upon any other person the right to rely upon such representations and warranties. Moreover, those representations and warranties are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the terms of the Merger Agreement. In addition, some of those representations and warranties may not be accurate or complete as of any particular date because they are subject to a contractual standard of materiality or material adverse effect different from that generally applicable to public disclosures to shareholders or used for the purpose of allocating risk between the parties to the Merger Agreement (rather than establishing matters of fact). For the foregoing reasons, you should not rely on the representations and warranties contained in the Merger Agreement as statements of factual information.

The Merger Agreement contains representations and warranties made by the Company to Parent and Purchaser relating to a number of matters, including the following:

•	the organization and good standing of the Company and its subsidiaries;

•	the Company’s capitalization;

•	the Company’s authorization of the Merger Agreement and the binding nature of the Merger Agreement;

•	governmental filings, approvals and notices;

•	the absence of any conflict or violation between the execution of the Merger Agreement and the consummation of the Offer and the Merger, on the one hand, and the organizational or governing documents of the Company and its subsidiaries, applicable laws or any agreement of the Company and its subsidiaries, on the other hand;

•	the Company’s financial statements;

•	the Company’s filings with the SEC and the Company’s internal controls;

•	the absence of a material adverse effect with respect to the Company since October 31, 2007;

•	legal proceedings pending or threatened against the Company;

•	broker’s fees payable by the Company in connection with the Offer and the Merger;

•	the absence of undisclosed liabilities;

•	the Company’s compliance with law and possession of required government permits;

•	taxes and tax returns;

•	the Company’s employee benefits plans and labor and employment matters;

•	the Company’s material contracts;

•	real and personal property matters;

•	intellectual property matters;

•	the Company’s compliance with the Federal Food, Drug and Cosmetic Act and similar laws;

•	certain environmental, health and safety matters;

•	the Company’s shareholder rights plan and state takeover laws and the shareholder vote required to approve the Merger;

•	various insurance matters;

•	the Company’s suppliers;

•	the opinion of the Company’s financial advisor; and

•	contracts with related persons.

Certain of the Company’s representations and warranties are qualified by “materiality” or “material adverse effect”. A material adverse effect, with respect to the Company, means any event, circumstance, development or effect that is or would reasonably be expected to be materially adverse to the financial condition, operations, business or results of operations of the Company and its subsidiaries taken as a whole other than any such event, circumstance, development or effect arising out of:

•	general conditions in the industry in which the Company and its subsidiaries operate that do not disproportionately affect the Company and its subsidiaries, taken as a whole, relative to other companies operating in the industries and business segments in which the Company operates;

•	general economic conditions or political conditions that do not disproportionately affect the Company and its subsidiaries, taken as a whole, relative to other companies operating in the industries and business segments in which the Company operates;

•	any change in the Company’s stock price or trading volume, or any failure, in and of itself, by the Company to meet any published estimates of revenues or earnings (it being understood that any effects causing or contributing to such change or failure may be deemed to constitute or be taken into account in determining whether a material adverse effect has occurred);

•	changes in applicable laws or in GAAP after the date hereof that do not disproportionately affect the Company and its subsidiaries, taken as a whole, relative to other companies operating in the industries and business segments in which the Company operates;

•	any act of war or terrorism that does not disproportionately affect the Company and its subsidiaries, taken as a whole, relative to other companies operating in the industries and business segments in which the Company operates;

•	any impact on relationships, contractual or otherwise, with customers, suppliers, vendors, lenders, investors, joint venture partners or employees, to the extent that such impact results from the announcement of the Merger Agreement; and

•	the taking of any action required by this Agreement or consented or requested by Parent in writing after the date of the Merger Agreement.

The Merger Agreement contains representations and warranties made by Parent and Purchaser to the Company relating to a number of matters, including the following:

•	the organization and good standing of Parent and Purchaser;

•	Parent’s and Purchaser’s authorization of the Merger Agreement and the binding nature of the Merger Agreement;

•	governmental filings, approvals and notices;

•	the absence of any conflict or violation between the execution of the Merger Agreement and the consummation of the Offer and the Merger, on the one hand, and the organizational or governing documents of Parent and Purchaser, applicable laws or any agreement of Parent or Purchaser, on the other hand;

•	legal proceedings against Parent or Purchaser challenging the Merger Agreement;

•	Parent’s access to available funds to pay the aggregate Offer Price and the Merger consideration; and

•	Parent’s or Purchaser’s ownership of shares of the Company.

Certain of Parent’s and Purchaser’s representations and warranties are qualified by “materiality” or “material adverse effect”. A material adverse effect, with respect to Parent and Purchaser, means any event, circumstance, development or effect that, individually or taken collectively with all other events, circumstances or effects that have occurred prior to the date of determination of the occurrence of the material adverse effect:

•	materially impairs the ability of Parent to perform its obligations under the Merger Agreement; or

•	materially delays the consummation of the transactions contemplated by the Merger Agreement.

Covenants

Conduct of Business.  Pursuant to the Merger Agreement the Company is required to conduct its business in the ordinary and usual course consistent with past practice and to use commercially reasonable efforts to preserve substantially intact the business organization of the Company and its subsidiaries and to keep available the services of its and their current officers and employees and to preserve the current relationships of the Company and its subsidiaries with customers, suppliers and other persons with which the Company or any of its subsidiaries has significant business relationships.

The Merger Agreement also provides that the Company will not take specific actions without the prior written consent of Parent including, among other things and subject to certain exceptions:

•	other than upon the exercise of stock options, issue shares of the Company’s common stock or other securities;

•	purchase any outstanding shares of the Company’s common stock;

•	declare or pay dividends;

•	amend its articles of incorporation or bylaws or propose any amendments thereto;

•	modify compensation or benefits, except as previously disclosed to Parent or for increases in salaries to non-officer employees in the ordinary course of business consistent with past practice, or enter into any employment agreements other than letter agreements entered in the ordinary course consistent with past practice with employees who are terminable “at-will” without liability to the Company;

•	establish, amend or terminate any benefit plans;

•	other than sales of assets or inventory in the ordinary course of business substantially consistent with past practice, sell, lease, transfer or assign any property or assets of the Company or any of its subsidiaries that have a value in excess of $250,000 individually or $500,000 in the aggregate;

•	incur or guarantee any indebtedness, other than financing of ordinary course trade payables;

•	pledge any assets of the Company;

•	make any loans or capital contributions to any person;

•	cancel any debts or waive any rights of substantial value;

•	amend, terminate or enter into any material contracts, other than (i) contracts for the purchase and sale of supplies, goods and services, contracts for the license of intellectual property, in each case in the ordinary course of business consistent with past practice, (ii) distribution, dealer, representative and sales agency agreements that are terminable by the Company without penalty on not more than 30 days’ notice and (iii) contracts described in a schedule to the Merger Agreement;

•	acquire any assets that have a value in excess of $250,000 individually or $500,000 in the aggregate, except capital expenditures described in a schedule to the Merger Agreement, acquisitions of inventory and other tangible assets in the ordinary course of business consistent with past practice or as required by existing contractual commitments;

•	except in the ordinary course of business, settle any litigation other than settlements where the monetary payment by the Company or any of its subsidiaries does not exceed $250,000;

•	other than as required by GAAP, change accounting methods or change its method of tax accounting; or

•	agree to take any of the foregoing actions.

No Solicitation.  The Merger Agreement provides that the Company shall not take any of the following actions:

•	solicit, engage in discussions or take any other action intended or designed to facilitate any inquiry or the making of any offer with respect to any Acquisition Proposal;

•	provide non-public information to any person relating to an Acquisition Proposal;

•	approve any transaction under Section 302A.011, Subd. 49 of the MBCA;

•	enter into an agreement with respect to an Acquisition Proposal; or

•	make or authorize any statement, recommendation or solicitation in support of any Acquisition Proposal.

An “Acquisition Proposal” means, among other things, any proposal or offer for any sale of any business or assets of the Company (which business or assets represent 20% or more of the consolidated revenues, net income or assets of the Company), any tender offer or exchange offer that, if consummated, would result in a third party beneficially owning 20% or more of any class of securities of the Company, a merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Company, the issuance of securities representing 20% or more of the voting power or capital stock of the Company or any combination of the foregoing.

Notwithstanding the restrictions set forth in the preceding paragraph, the Company may furnish information to, and negotiate with, any person that makes a bona fide written unsolicited Acquisition Proposal if the following requirements are met:

•	Purchaser has not purchased Shares pursuant to the Offer;

•	the Company’s board of directors determines in good faith, after consultation with its financial advisor, that such Acquisition Proposal is reasonably expected to lead to a Superior Proposal;

•	the Company’s board of directors determines in good faith, after consultation with outside legal counsel, that failure to take such action is reasonably likely to result in a breach of the directors’ fiduciary duties to the Company’s shareholders under applicable law;

•	prior to furnishing any nonpublic information, the Company enters into a confidentiality agreement with such person that contains confidentiality and other provisions that are substantially similar to and no less favorable to the Company than the confidentiality agreement between Parent and the Company;

•	the Company provides written notice to Parent of its intent to furnish information or enter into discussions or negotiations with such Person at least three business days prior to taking any such action; and

•	such Acquisition Proposal did not result from the breach of the non-solicitation provisions of the Merger Agreement.

A “Superior Proposal” means any bona fide written unsolicited Acquisition Proposal (with each reference to “20%” in the definition of Acquisition Proposal replaced with “66 2/3%”) made by any party that the board of directors of the Company determines in good faith, after consultation with the Company’s financial advisor, would result in a transaction that would be (a) more favorable to the Company’s shareholders than the Offer and the Merger from a financial point of view, and (b) is reasonably capable of being completed on the terms proposed without unreasonable delay taking into account all financial, regulatory, legal and other aspects of such Acquisition Proposal, including, without limitation, any antitrust or competition Law approvals or non-objections and the likelihood of consummation and, if such Acquisition Proposal involves any financing, the likelihood of obtaining such financing and the terms on which such financing may be secured.

The Company is required promptly to notify Parent in writing upon determination by the Company’s board of directors that an Acquisition Proposal is a Superior Proposal. If requested by Parent, the Company is required to engage in good faith negotiations with Parent during the five (5) business day period commencing upon the Company’s delivery of such notice with respect to any counterproposal Parent may make in response to such Acquisition Proposal. The Company has agreed that if, during such period, the third party making the Acquisition Proposal that is the subject of the notice modifies a material term of its Acquisition Proposal, such modification shall require a new notice and the negotiation period will recommence. If, at the end of such negotiation period, the board of directors of the Company determines in good faith, after taking into account any counterproposal by Parent and all amendments or revisions proposed by Parent and after consultation with the Company’s financial advisor, that such Acquisition Proposal remains a Superior Proposal, it shall promptly notify Parent in writing and may exercise its right to terminate the Merger Agreement as described below.

The Merger Agreement prohibits the board of directors of the Company from taking any of the following actions: (a) withdrawing, qualifying or modifying its recommendations that the Company’s shareholders accept the Offer, tender their Shares into the Offer and, to the extent required by applicable law, adopt the Merger Agreement, (b) failing to reaffirm such recommendations within five (5) business days following a request by Parent to do so, or (c) approving or recommending an Acquisition Proposal (any such action, an “adverse recommendation change”). However, at any time prior to the purchase of any Shares tendered into the Offer, the Company’s board of directors may make an adverse recommendation if the board of directors of the Company determines in good faith, after consultation with outside legal counsel, that failure to take such action is reasonably likely to result in a breach of the directors’ fiduciary duties to the Company’s shareholders under applicable law; provided that prior to making an adverse recommendation change (other than an adverse recommendation change that is a failure to reaffirm its recommendation that the Company’s shareholder accept the Offer as described above), the board of directors of the Company is required to give Parent five (5) business days’ written notice that it intends to take such action. In the event that an adverse recommendation change is made in connection with an Acquisition Proposal, the Company is required to comply with its obligations to give notice to and negotiate with Parent described in the preceding paragraph, and provided that the Company has complied with such obligations, the Company will be entitled to deliver an adverse recommendation change notice immediately following the expiration of the negotiation period.

The Merger Agreement requires that the Company notify Parent as promptly as practicable (but in any event within one business day) of the receipt of any inquiries with respect to an Acquisition Proposal. Commencing upon the provision of any such notice, the Company is required to keep Parent reasonably informed of any material changes in such Acquisition Proposal, including material amendments or proposed amendments as to price and other material terms of such Acquisition Proposal and, promptly upon receipt or delivery thereof, provide Parent with copies of all drafts and final versions (and any comments thereon) of agreements (including schedules and exhibits thereto) relating to any such Acquisition Proposal exchanged between the Company and the person making an Acquisition Proposal.

Approvals.  The parties are required to take all reasonably necessary actions to obtain all permits from, and make all filings with, the applicable governmental entities required for the consummation of the Offer and the Merger and to cooperate with and promptly furnish information to the other parties necessary in connection with any requirements imposed upon such other parties. The Company and Parent are required as promptly as practicable and in no event later than ten (10) business days following the execution and delivery of the Merger Agreement, to file with the United States Federal Trade Commission (“FTC”) and Antitrust Division of the United States Department of Justice (the “Antitrust Division”) the notification and report form required for the Offer and the Merger pursuant to the HSR Act and with any other governmental entity any filings required pursuant to the merger control, antitrust and competition laws of all jurisdictions other than those of the United States. Parent shall offer to take (and if such offer is accepted, commit to take) with respect to itself and the Company all commercially reasonable steps to avoid or eliminate impediments under any antitrust, competition, or trade regulation law that may be asserted by the FTC, the DOJ, any State Attorney General or any other governmental entity with respect to the Merger so as to enable the consummation thereof as promptly as reasonably practicable; provided, however, that Parent is not required to agree to or accept (a) limitations on the ability of Parent to vote the capital stock of the Company or the Surviving Corporation on any matter or (ii) any divestitures by Parent, the Company or any of their respective subsidiaries, of shares of capital stock or of any business, assets, rights or property of Parent or its

Subsidiaries or of the Company or its subsidiaries or the imposition of any limitations on the ability of any of them to conduct their business or to own or exercise control of such assets, properties and stock if such divestitures or limitations would, in the good faith determination of Parent, result in any material reduction in the benefits to be obtained by Parent as a result of the Merger (a “substantial detriment”).

Public Announcements.  Parent and the Company are required to consult with each other before issuing any press release or otherwise making any public statements with respect to the Offer and the Merger. The Company has agreed that all formal employee communication programs or announcements with respect to the transactions contemplated by the Merger Agreement shall be in the forms mutually agreed to by the parties (such agreement not to be unreasonably withheld or delayed).

Indemnification and Insurance.  Under the Merger Agreement all rights to indemnification in favor of each present and former director, officer, employee of the Company and other specified persons contained in the Company’s Articles of Incorporation or Bylaws will survive the Merger until the expiration of the applicable statute of limitations. In addition, Parent is required to cause the surviving corporation (and its successors) to indemnify and hold harmless such persons against all claims, losses, liabilities, damages, judgments, fines and fees, costs and expenses, including reasonable attorneys’ fees and disbursements, incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative legislative or investigative (whether internal or external) arising out of or pertaining to the fact that the indemnified person is or was director, officer, employee or agent of the Company or any of its subsidiaries or a director, officer, employee, agent or trustee of any employee benefit plan for employees of the Company or any of its subsidiaries, whether asserted or claimed prior to, at or after the Effective Time, to the same extent that such indemnified person was entitled to indemnification under the Company’s articles of incorporation and bylaws as in effect on the date of the Merger Agreement. In addition, for the six year period commencing at the Effective Time, Parent is required to cause to be maintained directors’ and officers’ liability insurance for acts or omissions occurring at or prior to the Effective Time with respect to persons currently covered by the Company’s directors’ and officers’ liability insurance policy on terms with respect to such coverage, and in amount, not less favorable to such individuals than the directors’ and officers’ liability insurance coverage presently maintained by the Company. In the event that the aggregate annual premium payments for such policy exceed an amount that is 200% of the annual premium paid by the Company for its existing directors’ and officers’ liability insurance coverage, Parent is required to purchase only the maximum amount of coverage that is available for such amount.

Employee Benefits.  Parent is required to, or cause the surviving corporation to, comply with the applicable terms and provisions of the employment, retirement, termination, severance and similar agreements and arrangements with officers or other employees of the Company and its subsidiaries which are in effect as of the Effective Time. In addition, for a period of twelve (12) months immediately following the Effective Time, Parent is required to, or cause the surviving corporation to, provide employees of the Company with employee benefits, programs, and arrangements (other than equity-based plans) that are substantially equivalent in the aggregate to the employee benefits, programs and arrangements (other than equity-based plans) provided by the Company to its employees immediately prior to the Effective Time. The Merger Agreement provides that the foregoing obligations shall not prevent the amendment or termination of any employee benefit plan of the Company or the termination of the employment of any employee and that the applicable provisions of the Merger Agreement are not intended to confer on any person other than the parties to the Merger Agreement any rights or remedies.

Takeover Laws.  If any state takeover law becomes applicable to the Offer or the Merger, the Company is required to take such actions as may be necessary to ensure that the Offer and the Merger may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement and otherwise to minimize the effect of such law.

Conditions to Consummation of the Merger

The respective obligations of Parent, Purchaser and the Company are subject to the satisfaction or waiver, where permissible, at or prior to the Effective Time of the following conditions:

•	the adoption of the Merger Agreement by the requisite vote of the shareholders of the Company at the special meeting in accordance with the Company’s Articles of Incorporation and the MBCA, if such vote is required by the MBCA;

•	all regulatory approvals required to consummate the transactions contemplated by the Merger Agreement having been obtained and remaining in full force and effect, and all statutory waiting periods in respect thereof having expired;

•	no statute, rule or regulation having been enacted or promulgated by any governmental entity (whether United States, federal or state, or foreign) which prohibits the consummation of the Merger;

•	there being no order or injunction of a court of competent jurisdiction (whether United States federal or state, or foreign) in effect precluding, restricting, prohibiting, preventing, conditioning or making illegal the consummation of the merger; provided, however, that prior to asserting this condition each of the parties must use all commercially reasonable efforts to prevent the entry of any such order or injunction, to have any such order or injunction lifted or withdrawn, and to appeal as promptly as possible any such injunction or order that may be entered; and

•	Purchaser having purchased all Shares validly tendered and not withdrawn pursuant to the Offer.

Termination

The Merger Agreement may be terminated and the Offer and the Merger may be abandoned at any time prior to the Effective Time of the Merger:

a) by mutual written consent of Parent, Purchaser and the Company;

b) by Parent or the Company if Purchaser has not accepted for payment and paid for any Shares pursuant to the Offer on or before May 31, 2008 (the “Outside Date”), provided that this termination right is not available to any party whose breach of the Merger Agreement is the principal cause of, or resulted in, the failure to satisfy any of the conditions to Purchaser’s obligation to accept for payment and pay for any Shares pursuant to the Offer;

c) by Parent or the Company if any court of competent jurisdiction or other governmental entity has issued a final order, decree or ruling restraining, prohibiting or otherwise preventing the Offer or the Merger;

d) by Parent prior to the purchase of Shares pursuant to the Offer:

1) if the Company breaches any representation, warranty, covenant or other agreement contained in the Merger Agreement or if a representation or warranty of the Company has become untrue, in each case which (A) would result in any of the conditions with respect to the representations and warranties set forth in Annex B to the Merger Agreement not being satisfied and (B) has not been cured within 30 days following written notice by Parent or, if the Outside Date is less than thirty (30) days from the notice by Parent, has not been cured by the Outside Date; provided that such breach or failure to be true is not the result of any breach of the Merger Agreement by Parent or Purchaser; or

2) any order, decree or ruling has become final and nonappealable which has any of the effects described in subparagraph (a) in Section 15 — “Conditions to the Offer” below;

e) by Parent if:

1) the Company’s board of directors fails to publicly recommend that the Company’s shareholders tender their shares into the Offer and/or vote in favor of the approval and adoption of the Merger Agreement;

2) the Company’s board of directors has made an adverse recommendation change as described above under “Covenants-No Solicitation”;

3) a tender offer or exchange offer for the Company’s common stock is commenced by a third party and the Company has not issued, within ten (10) business days after such tender offer or exchange offer is first published, sent or given, a public statement that the Company’s board of directors recommends that the Company’s shareholders reject such tender offer or exchange offer; or

4) the Company enters into a definitive agreement for a Superior Proposal; or

f) by the Company prior to the purchase of Shares pursuant to the Offer, if Parent or Purchaser breaches any representation, warranty, covenant or other agreement contained in the Merger Agreement, or if a representation or warranty of Parent or Purchaser has become untrue, in each case which (i) would result in any of the representations and warranties of Parent and Purchaser not being true and correct except where the failure to be so true and correct does not have, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Parent and (ii) has not been cured within thirty (30) days following written notice by the Company or, if the Outside Date is less than thirty (30) days from the notice by the Company, has not been cured by the Outside Date; provided that such breach or failure to be true is not the result of any breach of the Merger Agreement by the Company; or

g) by the Company to enter into a definitive agreement with respect to a Superior Proposal subject to the notice and negotiation obligations described above under “Covenants-No Solicitation”; provided, however, that any such purported termination shall be void and of no effect unless the Company, concurrently and as a condition of such termination, pays to Parent the Termination Fee and Expense Reimbursement described below under “Fees and Expenses”.

Effect of Termination

Upon termination the Merger Agreement will become void, and none of the parties will have any liability or obligation in connection with the transactions contemplated thereby other than liabilities or damages arising out of a party’s willful breach of any provision of the Merger Agreement, any other agreement delivered in connection therewith or any fraud. The provisions relating to confidentiality obligations, the effect of termination and governing law will survive termination.

Fees and Expenses

The Company has agreed to pay Parent a termination fee of $11,100,000 (the “Termination Fee”) and to reimburse all reasonable out-of-pocket expenses incurred or payable by or on behalf of Parent or Purchaser in connection with or in anticipation of the Offer and the Merger (whether before or after the date of this Agreement), including all attorneys’ fees, financial advisors’ fees, accountants’ fees and filing fees up to $1,500,000 in the aggregate (the “Expense Reimbursement”) if Parent or Purchaser terminates the Merger Agreement under the circumstances described in paragraph (e) under “Termination” above or the Company terminates the Merger Agreement under the circumstances described in paragraph (g) under “Termination” above. The Company is required to pay the Termination Fee and Expense Reimbursement no later than one (1) business day following a termination by Parent and concurrently with, and as a condition of, a termination by the Company.

In addition, if Parent or the Company terminates the Merger Agreement under the circumstances described in paragraph (b) under “Termination” above or Parent terminates the Merger Agreement under the circumstances described in paragraph (d)(1) under “Termination” above and prior to any such termination an Acquisition Proposal has been made to the Company or has become publicly known, then in any such case the Company must promptly, but in no event later than one (1) business day following a termination by Parent and concurrently with a termination by the Company, pay Parent the Expense Reimbursement described above by wire transfer of immediately available funds. Further, if within one year after such termination, either the Company enters into an agreement with respect to the Acquisition Proposal referred to in the preceding sentence (with 66 2/3% being substituted for all references to 20% in the definition thereof) or the Company consummates the Acquisition Proposal referred to in the preceding sentence (with 66 2/3% being substituted for all references to 20% in the definition thereof), then in any such case the Company shall promptly, but in no event later than two (2) business days after the date of any of such event, pay Parent the Termination Fee.

The parties have agreed that the provisions for payment of the Termination Fee and Expense Reimbursement are an integral part of the transactions contemplated by the Merger Agreement and were included in order to induce Parent to enter into the Merger Agreement and to reimburse Parent for incurring the costs and expenses related to entering into the Merger Agreement and consummating the transactions contemplated by the Merger Agreement.

Amendment

The Merger Agreement may be amended by action taken by or on behalf of the boards of directors of the Company, Parent and Purchaser (subject in the case of the Company to certain actions requiring the approval of directors not designated by Parent as described under “Directors” above) if, but only if, such amendment is in writing and signed by each party, and provided that after adoption of the Merger Agreement by the Company’s shareholders, no amendment may be made which by law requires the further approval by such shareholders without such further approval.

Extension; Waivers

The Merger Agreement provides that at any time prior to the Effective Time, the parties hereto (subject in the case of the Company to such actions requiring the approval of directors not designated by Parent as described above under “Directors” above) may extend the time for the performance of any of the obligations or other acts of any other party, waive any inaccuracies in the representations and warranties by any other party or in any other writing delivered by any other party or subject to applicable law, waive compliance with any of the agreements of any other party or with any conditions to its own obligations, provided that in order to be valid any such waiver must be in writing and signed on behalf of such party.

TENDER AND SUPPORT AGREEMENTS

The following is a summary of the material provisions of the Company Support Agreements, a copy of the form of which has been filed as an exhibit to the Schedule TO. This summary is qualified in its entirety by reference to the form of Company Support Agreement, which is incorporated by reference herein.

Each current executive officer and director of the Company (each, a “covered person”) has entered into a tender and support agreement with Parent and Purchaser, dated February 11, 2008 (the “Support Agreements”). As of such date, the total number of Shares owned by the covered persons subject to the Support Agreements is 450,443 or approximately 2.6% of the total number of Shares outstanding as of such date. Any Shares acquired by the covered persons after February 11, 2008 will be subject to the terms of the Support Agreements.

Each covered person has agreed that, as promptly as practicable after the commencement of the Offer, and in any event no later than the 10th business day following the commencement of the Offer, such covered person will irrevocably tender into the Offer all of the Shares owned by him or her free and clear of all liens. If a covered person acquires any Shares after the 10th business day following the commencement of the Offer (including during any subsequent offering period, if any), he or she will irrevocably tender into the Offer such Shares on the date that he or she acquires such Shares. Each covered person has agreed that once the Shares are tendered into the Offer, he or she will not withdraw the tender of such Shares unless the Offer is terminated or has expired, in each case, in accordance with the terms of the Merger Agreement, or the Merger Agreement has been terminated.

Each covered person has agreed that, during the term of the Support Agreement, at any meeting of the shareholders of the Company, he or she will be present (in person or by proxy) and vote (or cause to be voted) all of the Shares (to the extent the Shares are not purchased in the Offer) (a) in favor of adoption of (1) the Merger Agreement and all the transactions contemplated by the Merger Agreement and (2) any other matter that is required to facilitate the consummation of the transactions contemplated by the Merger Agreement and in connection with the Merger Agreement to execute any documents which are necessary or appropriate in order to effectuate the foregoing, and (b) against (1) any Acquisition Proposal, any agreement or arrangement related to such Acquisition Proposal, and (2) any action or agreement that would impair the ability of Parent and the Purchaser to complete the Offer or the Merger, the ability of the Company to consummate the Merger, or that would otherwise be inconsistent with, prevent, impede or delay the consummation of the transactions contemplated by the Merger Agreement.

Each covered person has agreed that, except in connection with the tender of Shares into the Offer and subject to certain exceptions, he or she will not sell or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the sale or other disposition of, or limitation on the voting rights of, any of the Shares.

Each covered person has agreed to promptly notify Parent and Purchaser of any Shares acquired by him or her, if any, after the execution of the Company Support Agreement. Any such Shares shall be subject to the terms of the Company Support Agreement as though owned by him or her on the date thereof.

Each Support Agreement provides that the covered person must comply with the non-solicitation provisions of the Merger Agreement, However, each covered person is entering into such agreement solely in his or her capacity as an owner of Shares’ and not in his or her capacity as a director or officer of the Company and the Company Support Agreements shall not limit or affect any actions taken by the covered person in his capacity as a director or officer of the Company, including any fiduciary duty in Shareholder’s capacity as a director of the Company to make an adverse recommendation change (as described above under “Merger Agreement — Covenants — No Solicitation”).

Each Support Agreement will terminate upon the earlier to occur of (a) the termination of the Merger Agreement in accordance with its terms, (ii) the termination or expiration of the Offer, without Shares being accepted for payment thereunder and (iii) the Effective Time.

EMPLOYMENT AND SEVERANCE AGREEMENTS

Pursuant to his individual participant’s agreement under the Company’s change in control termination pay plan, upon a change in control of the Company, including the Offer and the Merger contemplated by the Merger Agreement, each of Mr. Dutcher and the Company’s other officers named below is entitled to terminate his employment for “good reason” upon, among other events, any diminishment in his position, authority, duties or responsibilities, or a failure by the Company to provide compensation and benefits at least equal (in terms of benefit levels and/or reward opportunities) to those provided prior to the change in control. Under such agreements, Mr. Dutcher and the other officers may be entitled to terminate their employment with the Company for “good reason” and receive severance in the form of salary and benefit continuation for 36 months, in the case of Mr. Dutcher, and 24 months, in the case of the other officers. In order to provide for their continued employment following the completion of the transaction, the Company, with the consent of Parent, has entered into employment and severance agreements with Mr. Dutcher and each of the Company’s other officers named below. The agreements become effective upon the date on which Purchaser accepts for payment Shares tendered pursuant to the Offer (the “Effective Date”).

The following is a summary of the material provisions of such employment and severance agreements, copies of which have been filed as exhibits to the Schedule TO. The summaries of these agreements are qualified in their entirety by reference to the complete text of these agreements.

Robert G. Dutcher.  Mr. Dutcher entered into an employment agreement with the Company on February 10, 2008 to be effective on the Effective Date. Pursuant to such agreement Mr. Dutcher will be employed as the Company’s president for a term of one year beginning on the Effective Date at a base salary of $390,000. Mr. Dutcher will be eligible to receive incentive compensation in the amount of $260,000 payable upon the achievement of such reasonable objectives as may be established by the Company following the completion of the Offer consistent with similar performance targets established by Parent for its executives. Mr. Dutcher will also be entitled to receive welfare benefits for a period of 60 months following the Effective Date. Mr. Dutcher has agreed to provide up to 100 hours per year of consulting services for a period of two years following the termination of his employment with the Company at a rate of $250 per hour. The employment agreement provides that within 30 days after the Effective Date Mr. Dutcher shall receive the severance payments to which he is entitled under the terms of the Company’s change in control termination pay plan, including all gross-up payments.

James D. Gustafson.  Mr. Gustafson entered into an employment and severance agreement with the Company on February 19, 2008 to be effective upon the Effective Date. Pursuant to such agreement Mr. Gustafson is employed as the Company’s Senior Vice President, Research & Development, Engineering, Clinical Evaluation and Chief Quality Officer at an annual salary of $189,600 (subject to annual merit increases).

Mr. Gustafson is eligible to receive a short-term incentive bonus of $133,000, or such other amount as may be determined by the Company, payable upon the achievement of such reasonable post-transaction objective performance targets as may be established by the Company consistent with similar performance targets established by Parent for its executives. For the calendar year in which the agreement become effective, the short-term incentive bonus will consist of two amounts: (a) in recognition of the achievement of in excess of targeted performance for the portion of the Company’s fiscal year that occurs prior to such date, the full amount of $133,000 will be payable on or before August 31, 2008, if Mr. Gustafson remains employed on such date, regardless of performance of the Company after the Effective Date, and (b) a prorated amount of $55,417 will be payable upon the achievement of certain targets established by the Company for the period beginning on August 1, 2008 and ending on December 31, 2008.

Mr. Gustafson is also eligible to receive a long-term incentive bonus payable upon the achievement of such reasonable post-transaction objective performance targets as may be established by the Company consistent with similar performance targets established by Parent for its executives, typically in the range of 15-30% of base salary.

The Company has agreed to continue Mr. Gustafson’s existing automobile and health club membership benefits for the term of his employment and to provide tax preparation benefits for a period of one year. In addition, the Company has agreed for the term of his employment to maintain its existing deferred compensation plan and his participation and annual contribution therein, or if the Company is unable to maintain that plan, Mr. Gustafson will be added to Parent’s deferred compensation plan at a level consistent with how similarly situated Parent executives participate, and provided participation in Parent’s gain share and 401(k) match programs consistent with Parent’s policy for similarly situated executives.

The employment and severance agreement provides that, in the event that his employment is terminated by the Company without cause (as defined below) prior to the second anniversary of the Effective Date, the Company is required to pay him $578,671 (which is the amount Mr. Gustafson would have been entitled to receive under the Company’s change in control termination pay plan had the Company terminated his employment without “Cause” or had he terminated his employment for “Good Reason” (as defined in the change in control termination pay plan)) in equal periodic payments in accordance with the Company’s normal payroll practices beginning within 60 days after such termination, subject to his execution of a general release in favor of the Company, in form and substance satisfactory to the Company and its counsel. In addition, he will be entitled to participate in the Company’s welfare benefit plans for a period of 24 months following the effective date of such termination. If Mr. Gustafson obtains full-time employment during such 24-month period and as a result participates in welfare benefits offered by another employer, he will have no further right or entitlement to welfare benefits from the Company. For purposes of the employment and severance agreement, “cause” means the occurrence of any one or more of the following events: (i) the commission by the employee of an act of fraud, embezzlement or willful breach of a fiduciary duty to the Company or an affiliate (including the willful unauthorized disclosure of confidential or proprietary material information of the Company or an affiliate), (ii) a conviction of the employee (or a plea of nolo contendere in lieu thereof) for a felony or a crime involving fraud, dishonesty or moral turpitude, (iii) willful failure of the employee to follow the reasonable and lawful written directions of the President of the Company, or the board of directors when such directions are consistent with the employee’s customary duties and responsibilities and where such refusal has continued for more than 10 days following written notice; (iv) willful misconduct as an employee of the Company or an affiliate which includes the employee’s failure to adhere to Company’s ethical code of conduct; (v) gross negligence or willful failure of the employee to render services to the Company or an affiliate in accordance with his employment arrangement, which negligence or failure amounts to a material neglect of his duties to the Company or an affiliate (except for such failure that results from physical or mental illness); (vi) recurring and regular use of drugs or alcohol or other substance such that employee becomes significantly impaired in the performance of his duties; or (vii) material breach of the employment and severance or any other written agreement employee may have with the Company.

The employment and severance agreement provides that (a) the payments described in the preceding paragraph are in place of, not in addition to, any severance or termination payments payable under the severance provisions of the Company’s change in control termination pay plan, and (b) Mr. Gustafson irrevocably waives and releases any and all payments, rights and benefits he might otherwise be entitled to receive under such provisions of the plan.

In the event that Mr. Gustafson is employed by the Company on the second anniversary of the Effective Date, his employment and severance agreement provides that the Company will pay him $100,000 in one single lump sum payment subject to applicable withholdings.

The employment and severance agreement contain restrictive covenants that prohibit Mr. Gustafson for a period of two years following the termination of his employment for any reason other than a termination of his employment by the Company without “cause” from (a) competing with the Company and (b) soliciting or servicing the business of any of the Company’s clients, any of the Company’s former clients which were clients within twelve months prior to the termination of his employment or any of the prospective clients which were being actively solicited by the Company at the time of the termination of his employment, or attempt to cause or induce any employee of the Company to leave the Company. Mr. Gustafson has also agreed to refrain from making any statements or comments of a defamatory nature to any third party regarding the Company or any of its officers, directors, employees, agents, representatives, affiliates, products or services.

Shawn McCarrey.  Mr. McCarrey entered into an employment and severance agreement with the Company on February 19, 2008 to be effective upon the Effective Date. Pursuant to such agreement Mr. McCarrey is employed as the Company’s Executive Vice President, Worldwide Sales & Marketing, at an annual salary of $204,000 (subject to annual merit increases).

Mr. McCarrey is eligible to receive a short-term incentive bonus of $200,000, or such other amount as may be determined by the Company, payable upon the achievement of such reasonable post-transaction objective performance targets as may be established by the Company consistent with similar performance targets established by Parent for its executives. For the calendar year in which the agreement become effective, the short-term incentive bonus will consist of two amounts: (a) in recognition of the achievement of in excess of targeted performance for the portion of the Company’s fiscal year that occurs prior to such date, the full amount of $200,000 will be payable on or before August 31, 2008, if Mr. McCarrey remains employed on such date, regardless of performance of the Company after the Effective Date, and (b) a prorated amount of $83,333 will be payable upon the achievement of certain targets established by the Company for the period beginning on August 1, 2008 and ending on December 31, 2008.

Mr. McCarrey is also eligible to receive a long-term incentive bonus payable upon the achievement of such reasonable post-transaction objective performance targets as may be established by the Company consistent with similar performance targets established by Parent for its executives, typically in the range of 15-30% of base salary.

Mr. McCarrey’s employment and severance agreement provides for the same continuation of automobile, tax preparation, health club membership and deferred compensation benefits that are contained in Mr. Gustafson’s agreement described above.

The employment and severance agreement provides that, in the event that his employment is terminated by the Company without cause (as defined above in the summary of Mr. Gustafson’s agreement) prior to the second anniversary of the Effective Date, the Company is required to pay him $675,860 (which is the amount Mr. McCarrey would have been entitled to receive under the Company’s change in control termination pay plan had the Company terminated his employment without “Cause” or had he terminated his employment for “Good Reason” (as defined in the change in control termination pay plan)) in equal periodic payments in accordance with the Company’s normal payroll practices beginning within 60 days after such termination, subject to his execution of a general release in favor of the Company, in form and substance satisfactory to the Company and its counsel. In addition, he will be entitled to participate in the Company’s welfare benefit plans for a period of 24 months following the effective date of such termination. If Mr. McCarrey obtains full-time employment during such 24- month period and as a result participates in welfare benefits offered by another employer, he will have no further right or entitlement to welfare benefits from the Company.

In the event that Mr. McCarrey is employed by the Company on the second anniversary of the Effective Date, his employment and severance agreement provides that the Company will pay him $100,000 in one single lump sum payment subject to applicable withholdings.

Mr. McCarrey’s employment and severance agreement contains the same waiver and release of rights to severance payments under the change in control termination pay plan and the same restrictive covenants that are contained in Mr. Gustafson’s employment and severance agreement which are described above.

John Riles.  Mr. Riles entered into an employment and severance agreement with the Company on February 19, 2008 to be effective upon the Effective Date. Pursuant to such agreement Mr. Riles is employed as the

Company’s Vice President, Business Development & Strategy, at an annual salary of $150,000 (subject to annual merit increases).

Mr. Riles is eligible to receive a short-term incentive bonus of $50,000, or such other amount as may be determined by the Company, payable upon the achievement of such reasonable post-transaction objective performance targets as may be established by the Company consistent with similar performance targets established by Parent for its executives. For the calendar year in which the agreement become effective, the short-term incentive bonus will consist of two amounts: (a) in recognition of the achievement of in excess of targeted performance for the portion of the Company’s fiscal year that occurs prior to such date, the full amount of $50,000 will be payable on or before August 31, 2008, if Mr. Riles remains employed on such date, regardless of performance of the Company after the Effective Date, and (b) a prorated amount of $20,833 will be payable upon the achievement of certain targets established by the Company for the period beginning on August 1, 2008 and ending on December 31, 2008.

Mr. Riles is also eligible to receive a long-term incentive bonus payable upon the achievement of such reasonable post-transaction objective performance targets as may be established by the Company consistent with similar performance targets established by Parent for its executives, typically in the range of 15-30% of base salary.

Mr. Riles’ employment and severance agreement provides for the same continuation of automobile, tax preparation, health club membership and deferred compensation benefits that are contained in Mr. Gustafson’s agreement described above.

The employment and severance agreement provides that, in the event that his employment is terminated by the Company without cause (as defined above in the summary of Mr. Gustafson’s agreement) prior to the second anniversary of the Effective Date, the Company is required to pay him $225,219 (which is the amount Mr. Riles would have been entitled to receive under the Company’s change in control termination pay plan had the Company terminated his employment without “Cause” or had he terminated his employment for “Good Reason” (as defined in the change in control termination pay plan)) in equal periodic payments in accordance with the Company’s normal payroll practices beginning within 60 days after such termination, subject to his execution of a general release in favor of the Company, in form and substance satisfactory to the Company and its counsel. In addition, he will be entitled to participate in the Company’s welfare benefit plans for a period of 24 months following the effective date of such termination. If Mr. Riles obtains full-time employment during such 24-month period and as a result participates in welfare benefits offered by another employer, he will have no further right or entitlement to welfare benefits from the Company.

In the event that Mr. Riles is employed by the Company on the second anniversary of the Effective Date, his employment and severance agreement provides that the Company will pay him $100,000 in one single lump sum payment subject to applicable withholdings.

Mr. Riles’ employment and severance agreement contains the same waiver and release of rights to severance payments under the change in control termination pay plan and the same restrictive covenants that are contained in Mr. Gustafson’s employment and severance agreement which are described above.

Robert J. Scott.  Mr. Scott entered into an employment and severance agreement with the Company on February 19, 2008 to be effective upon the Effective Date. Pursuant to such agreement Mr. Scott is employed as the Company’s Vice President, Manufacturing Operations, at an annual salary of $160,000 (subject to annual merit increases).

Mr. Scott is eligible to receive a short-term incentive bonus of $107,000, or such other amount as may be determined by the Company, payable upon the achievement of such reasonable post-transaction objective performance targets as may be established by the Company consistent with similar performance targets established by Parent for its executives. For the calendar year in which the agreement become effective, the short-term incentive bonus will consist of two amounts: (a) in recognition of the achievement of in excess of targeted performance for the portion of the Company’s fiscal year that occurs prior to such date, the full amount of $107,000 will be payable on or before August 31, 2008, if Mr. Scott remains employed on such date, regardless of performance of the Company after the Effective Date, and (b) a prorated amount of $44,583 will be payable upon the achievement of certain targets established by the Company for the period beginning on August 1, 2008 and ending on December 31, 2008.

Mr. Scott is also eligible to receive a long-term incentive bonus payable upon the achievement of such reasonable post-transaction objective performance targets as may be established by the Company consistent with similar performance targets established by Parent for its executives, typically in the range of 15-30% of base salary.

Mr. Scott’s employment and severance agreement provides for the same continuation of automobile, tax preparation, health club membership and deferred compensation benefits that are contained in Mr. Gustafson’s agreement described above.

The employment and severance agreement provides that, in the event that his employment is terminated by the Company without cause (as defined above in the summary of Mr. Gustafson’s agreement) prior to the second anniversary of the Effective Date, the Company is required to pay him $495,235 (which is the amount Mr. Scott would have been entitled to receive under the Company’s change in control termination pay plan had the Company terminated his employment without “Cause” or had he terminated his employment for “Good Reason” (as defined in the change in control termination pay plan)) in equal periodic payments in accordance with the Company’s normal payroll practices beginning within 60 days after such termination, subject to his execution of a general release in favor of the Company, in form and substance satisfactory to the Company and its counsel. In addition, he will be entitled to participate in the Company’s welfare benefit plans for a period of 24 months following the effective date of such termination. If Mr. Scott obtains full-time employment during such 24-month period and as a result participates in welfare benefits offered by another employer, he will have no further right or entitlement to welfare benefits from the Company.

In the event that Mr. Scott is employed by the Company on the second anniversary of the Effective Date, his employment and severance agreement provides that the Company will pay him $100,000 in one single lump sum payment subject to applicable withholdings.

Mr. Scott’s employment and severance agreement contains the same waiver and release of rights to severance payments under the change in control termination pay plan and the same restrictive covenants that are contained in Mr. Gustafson’s employment and severance agreement which are described above.

Jules Fisher.  Mr. Fisher entered into an employment agreement with the Company on February 19, 2008 to be effective upon the Effective Date. Pursuant to such agreement Mr. Fisher is employed as the Company’s Chief Financial Officer for a period of six months at a salary at an annual rate of $200,000. Mr. Fisher is eligible to receive an incentive bonus at the end of the six month term in the amount of $65,500 payable upon the achievement of such reasonable post-merger objective performance targets as may be established by the Company consistent with similar performance targets established by Parent for its executives. Mr. Fisher’s employment agreement provides for the same continuation of automobile, tax preparation, health club membership and deferred compensation benefits that are contained in Mr. Gustafson’s agreement described above, except that the term of such benefits is six months. Mr. Fisher’s employment agreement contains the same restrictive covenants that are contained in Mr. Gustafson’s employment and severance agreement which are described above. Notwithstanding his employment on the terms described herein, Mr. Fisher has not waived his right to receive severance benefits under the Company’s change in control termination pay plan upon the termination of his employment and the Company has agreed to provide such benefits in the amounts determined pursuant to the terms of such plan.

Irving Colacci.  Mr. Colacci entered into an employment agreement with the Company on February 19, 2008 to be effective upon the Effective Date. Pursuant to such agreement Mr. Colacci is employed as the Company’s General Counsel for a period of six months at a salary at an annual rate of $190,000. Mr. Colacci is eligible to receive a short-term incentive bonus at the end of the six month term in the amount of $60,000 payable upon the achievement of such reasonable post-merger objective performance targets as may be established by the Company consistent with similar performance targets established by Parent for its executives. Mr. Colacci’s employment agreement provides for the same continuation of automobile, tax preparation, health club membership and deferred compensation benefits that are contained in Mr. Gustafson’s agreement described above, except that the term of such benefits is six months. Mr. Colacci’s employment agreement contains the same restrictive covenants that are contained in Mr. Gustafson’s employment and severance agreement which are described above. Notwithstanding his employment on the terms described herein, Mr. Colacci has not waived his right to receive severance benefits under the Company’s change in control termination pay plan upon the termination of his employment and the Company has agreed to provide such benefits in the amounts determined pursuant to the terms of such plan.

MUTUAL CONFIDENTIALITY AGREEMENT

In connection with the process leading to the execution of the Merger Agreement, on October 12, 2007 Parent and the Company entered into a mutual confidentiality agreement pursuant to which each party agreed that it would preserve the confidentiality of confidential information furnished to such party by the other party for a period of two years from the date of the confidentiality agreement (unless otherwise required by law) and that it would not use such information for any purpose except in connection with the possible transaction.

14.	Dividends and Distributions.

The Merger Agreement provides that the Company will not, among other things, declare, set aside or pay any dividend or distribution payable in cash, stock or property in respect of any capital stock. See Section 13 — “The Transaction Documents — Merger Agreement — Covenants”. During the past two years, the Company has paid no dividends on its common stock.

15.	Conditions to the Offer.

Notwithstanding any other provisions of the Offer or the Merger Agreement, Purchaser is not required to, and Parent is not required to cause Purchaser to, accept for payment or, subject to any applicable rules and regulations of the SEC, pay for any tendered Shares and, subject to the terms of the Merger Agreement, may terminate or amend the Offer, unless:

(i) there have been validly tendered and not withdrawn prior to the Expiration Date that number of Shares which represents at least two-thirds of the total number of outstanding shares of Company common stock (including shares subject to vesting or other forfeiture restrictions or subject to a right of repurchase by the Company at a fixed purchase price) on a “fully diluted basis” (which assumes conversion or exercise of all derivative securities regardless of the conversion or exercise price, the vesting schedule or other terms and conditions thereof) on the Expiration Date;

(ii) the waiting period (and any extension thereof) applicable to the Offer or the Merger under the HSR Act and the merger control, antitrust and competition laws of all jurisdictions other than those of the United States have terminated or expired prior to the Expiration Date; and

(iii) any approvals required under the merger control, antitrust and competition laws of all jurisdictions other than those of the United States have been obtained from the applicable governmental entity prior to the Expiration Date.

Furthermore, notwithstanding any other provisions of the Offer or the Merger Agreement, Purchaser is not required to, and Parent is not required to cause Purchaser to, accept for payment or, subject to any applicable rules and regulations of the SEC, pay for any tendered shares of Company common stock and, subject to the terms of the Merger Agreement, may terminate or amend the Offer, if, at any time on or after February 11, 2008 and before the acceptance of such Shares for payment or the payment therefor, any of the following conditions exists:

(a) there is pending or threatened any suit, action or proceeding by any governmental entity or agency (whether United States, federal or state, or foreign) which seeks to (i) prohibit the making or consummation of the Offer or the consummation of the Merger or (ii) restrain or prohibit the performance of the Merger Agreement, or (iii) impose an order which would reasonably be expected to result in a substantial detriment as described in the last sentence under “Transaction Documents-Merger Agreement-Covenants-Approvals” above; or

(b) there is in effect any law or order (whether preliminary, final or appealable) issued by a court or governmental entity of competent jurisdiction (whether United States, federal or state, or foreign) that has a substantial likelihood of resulting, directly or indirectly, in any of the consequences referred to in paragraph (a) above; or

(c) the Merger Agreement has been terminated in accordance with its terms; or

(d) any of the representations and warranties of the Company with respect to (i) its outstanding capital stock and other equity interests, and (ii) the Company’s shareholder rights plan, state takeover laws and the required shareholder vote, are not true and correct, in each case as of the date of the Merger Agreement and as of the consummation of the Offer as if made at and as of such time (except to the extent any such representation and warranty is made as of an earlier date, in which case as of such earlier date); or

(e) any of the representations and warranties of the Company with respect to (i) its authorization of the Merger Agreement and (ii) financial advisory fees payable in connection with the Offer and the Merger, that are qualified as to materiality are not true and correct, or any of the representations and warranties of the Company with respect to such matters that are not so qualified are not true and correct in all material respects, in each case as of the date of the Merger Agreement and as of the consummation of the Offer as if made at and as of such time (except to the extent any such representation and warranty is made as of an earlier date, in which case as of such earlier date); or

(f) any of the representations and warranties of the Company that relate to the approval of compensation arrangements for purposes of Rule 14d-10(d) under the Exchange Act shall not be true and correct, in each case as of the date of the Merger Agreement and as of the consummation of the Offer as if made at and as of such time, except to the extent that, if the Offer is consummated on the express terms set forth in the Merger Agreement, the facts or matters as to which such representations and warranties are not so true and correct would not result in the payment of amounts or benefits that would constitute a violation of Rule 14d-10(a) under the Exchange Act; or

(g) any of the representations and warranties of the Company set forth in Agreement (other than those listed in paragraphs (d), (e) and (f)) are not true and correct, as of the date of the Merger Agreement and as of the consummation of the Offer as if made at and as of such time (except to the extent any such representation and warrant is made as of an earlier date, in which case as of such earlier date), except to the extent that the facts or matters as to which such representations and warranties are not so true and correct (without giving effect to any qualifications and limitations as to “materiality” or “material adverse effect” set forth therein), have not had and would not reasonably be expected to have, either individually or in the aggregate, a material adverse effect; or

(h) the Company has failed to perform in all material respects any obligation, agreement or covenant required to be performed by it under the Merger Agreement and such failure to perform has not been cured to the good faith satisfaction of Parent; or

(i) there has occurred any change, event, effect or occurrence arising after the date of the Merger Agreement which has had or would reasonably be expected have, individually or in the aggregate, a material adverse effect on the Company and its subsidiaries taken as a whole (as described above under “Transaction Documents-Merger Agreement-Representations and Warranties”); or

(j) Parent and Purchaser have failed to receive a certificate executed by the Chief Executive Officer of the Company, dated as of the scheduled expiration of the Offer that the conditions set forth in paragraphs (d), (e), (f), (g), (h) and (i) have not occurred.

The foregoing conditions are for the sole benefit of Parent and Purchaser and may be asserted by Parent or Purchaser regardless of the circumstances giving rise to any such conditions and may be waived by Parent or Purchaser in whole or in part at any time and from time to time in their sole discretion (except for the Minimum Condition), in each case, subject to the terms of the Merger Agreement and the applicable rules and regulations of the SEC. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

16.	Certain Regulatory and Legal Matters.

Except as set forth in this Section 16, as of the date hereof, Purchaser is not aware of any approval or other action by any governmental or administrative agency which would be required for the acquisition or ownership of Shares by Purchaser as contemplated herein.

United States Antitrust Compliance

Under the HSR Act, and the related rules and regulations that have been issued by the FTC, certain acquisition transactions may not be consummated until specified information and documentary material have been furnished for review by the FTC and the Antitrust Division and specified waiting period requirements have been satisfied. These requirements apply to Purchaser’s acquisition of the Shares in the Offer and the Merger.

Under the HSR Act, the purchase of the Shares in the Offer may not be completed until the expiration of a 15 calendar day waiting period following the filing by the acquiring person of certain required information and documentary material concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC or the Antitrust Division or extended by a request for additional information or documentary material prior to that time. Parent filed a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with Purchaser’s purchase of the Shares in the Offer and the Merger on February 22, 2008.

At any time before or after the purchase of Shares by Purchaser, the FTC or the Antitrust Division could take any action under the antitrust laws that it considers either necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares in the Offer and the Merger, the divestiture of Shares purchased in the Offer or the divestiture of substantial assets of Purchaser, the Company or any of their respective subsidiaries or affiliates. Private parties as well as state attorneys general and foreign antitrust regulators may also bring legal actions under the antitrust laws under certain circumstances.

Foreign Competition Law Filings

The Company also conducts business in a number of other countries. In connection with the purchase of the Shares pursuant to the Offer, the laws of certain of these foreign countries may require the filing of information with, or the obtaining of the approval of, governmental authorities therein. The Offer is conditioned upon obtaining approvals or otherwise complying with regulatory requirements under the merger control, antitrust and competition laws of all jurisdictions other than those of the United States from the applicable governmental entity. Parent and the Company have determined that Germany and Italy are the only foreign jurisdictions requiring formal notification of the proposed Offer to its governmental authorities.

German Competition Law.  On February 19, 2008, the proposed acquisition of the Company was notified to the German Federal Cartel Office (“FCO”) pursuant to the German Act Against Restraints on Competition (the “German Act”). The FCO has up to one month from the date of complete notification under the German Act to notify the parties that it has entered into a detailed examination of the proposed acquisition (which can last a maximum of four months from submission of the initial filing) or the FCO may issue a confirmation that the conditions for a prohibition in section 36 paragraph 1 of the German Act are not fulfilled. The Offer is conditioned upon receiving such confirmation, or if no such confirmation is received, the one month time limit having expired without being notified by the FCO that it has entered into such detailed examination or, in any case, receiving the approval of the proposed acquisition from the applicable German authorities.

Italian Competition Law.  The proposed acquisition of the Company was notified to the Italian Autorità Garante della Concorrenza e del Mercato (the “Italian Authority”) under Law no. 287 of October 10, 1990. The Italian Authority has 30 days from the date of notification (with the ability to suspend or interrupt such 30 day term if the information supplied with the notification is incomplete) to notify the parties that it intends either to initiate a second stage investigation if the acquisition of the Company raises serious doubts concerning its compatibility with Law no. 287 of October 10, 1990 (the second stage investigation can last a maximum of a further 75 days) or to clear the acquisition. The Offer is conditioned upon receiving confirmation that it is not the intention of the Italian Authority to initiate such a second stage investigation or, in any case, receiving the approval of the proposed acquisition from the applicable Italian authorities.

State Takeover Laws

A number of states have adopted laws which purport, to varying degrees, to apply to attempts to acquire corporations that are incorporated in, or which have substantial assets, shareholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in, such states. The Company conducts business in a number of states throughout the United States, some of which have enacted such laws. Except as described herein, we do not know whether any of these laws will, by their terms, apply to the Offer or the Merger and, except as noted below, we have not complied with any such laws. To the extent that certain provisions of these laws purport to apply to the Offer or the Merger, we believe that there are reasonable bases for contesting such laws.

The Company is incorporated under the laws of the state of Minnesota. Under the MBCA and other Minnesota statutes, the Company is subject to several state takeover laws including, but not limited to, the Minnesota Control Share Acquisition Act and the Minnesota Business Combination Act. The Company has not opted out of the Minnesota Control Share Acquisition Act or the Minnesota Business Combination Act as permitted under the MBCA and, accordingly, these laws could apply to the Offer and the subsequent Merger. Furthermore, the Company may be subject to Minnesota Statutes Chapter 80B, which includes disclosure requirements for transactions involving Minnesota shareholders. These disclosure requirements are discussed in greater detail below.

Minnesota Control Share Acquisition Act.  The Company is currently subject to the Minnesota Control Share Acquisition Act under Section 302A.671 of the MBCA, which provides that, absent certain exceptions, a person who becomes the beneficial owner of a new range of the voting power of the shares of an issuing public corporation (i.e., from less than 20% to 20% or more, from less than 33 1/3% to 33 1/3% or more, or from less than a majority to a majority) will lose voting rights with respect to the shares above any such new percentage level of voting control, in the absence of special shareholder approval. That approval can be obtained only by a resolution adopted by (i) the affirmative vote of the holders of a majority of the voting power of all shares entitled to vote, and (ii) the affirmative vote of the holders of a majority of the voting power of all shares entitled to vote, excluding all “interested shares” (generally, shares held by the acquiring person, any officer of the issuing public corporation, or any director who is also an employee of the issuing public corporation). If such approval is not obtained, the issuing public corporation may redeem the shares that exceed the new percentage level of voting control at their market value. A shareholders’ meeting to vote on whether to grant voting power to the acquiring person may not be held unless the acquiring person has delivered an information statement to the issuing public corporation.

The above provisions do not apply if the issuing public corporation’s articles of incorporation or bylaws approved by the corporation’s shareholders provide that the statute is inapplicable or if there is an applicable exception. The statute contains several exceptions, including an exception for cash tender offers (i) approved by a majority vote of the members of a committee composed solely of one or more disinterested directors of the issuing public corporation formed pursuant to Section 302A.673, subdivision 1, paragraph (d), prior to the commencement of, or the public announcement of the intent to commence, the offer, and (ii) pursuant to which the acquiring person will become the owner of over 50% of the voting stock of the issuing public corporation.

Under Section 302A.673 of the MBCA, a director or person is “disinterested” if the director or person is neither an officer nor an employee, nor has been an officer or employee within five years preceding the formation of the committee, of the publicly held Minnesota corporation or of a related organization.

The Company’s Articles of Incorporation and Bylaws do not exclude the Company from the restrictions imposed by the Minnesota Control Share Acquisition Act. However, prior to the execution of the Merger Agreement, a committee composed solely of disinterested members of the Company’s board of directors approved the Offer and the Merger for purposes of the Minnesota Control Share Acquisition Act. Therefore, as an acquisition of shares pursuant to a cash tender offer of all the voting securities of the Company that will not be consummated unless the Minimum Condition is satisfied, the Offer is not subject to the Minnesota Control Share Acquisition Act under Section 302A.671 of the MBCA.

Minnesota Business Combination Act.  The Company is currently subject to the Minnesota Business Combination Act under Section 302A.673 of the MBCA, which prohibits a publicly held Minnesota corporation, like the Company, from engaging in any “business combination,” including a merger, with an “interested shareholder” (defined as any beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding shares of such corporation entitled to vote) for a period of four years after the date of the transaction in which the person became an interested shareholder, unless, among other things, a committee of that corporation’s board of directors comprised solely of one or more disinterested directors has given its approval of either the business combination or the transaction which resulted in the shareholder becoming an “interested shareholder” prior to the shareholder becoming an interested shareholder.

Prior to the execution of the Merger Agreement, a committee composed solely of the Company’s disinterested directors approved both the Purchaser’s acquisition of the Shares pursuant to the Offer and the subsequent Merger, which the Purchaser intends to complete if it consummates the Offer. Therefore, the restrictions of the Minnesota Business Combination Act do not apply to the Purchaser’s intended consummation of the Merger following the Purchaser’s acquisition of the Shares pursuant to the Offer.

Takeover Disclosure Statute.  The Minnesota Takeover Disclosure Law, Minnesota Statutes Sections 80B.01-80B.13 (the “Takeover Disclosure Statute”), by its terms requires certain disclosures and the filing of certain disclosure material with the Minnesota Commissioner of Commerce (the “Commissioner”) with respect to any offer for a corporation, such as the Company, that has its principal place of business in Minnesota and a certain number of shareholders resident in Minnesota. The Purchaser plans to file a registration statement with the Commissioner on February 25, 2008. Although the Commissioner does not have an approval right with respect to the Offer, the Commissioner does review the disclosure material for the adequacy of such disclosure and is empowered to suspend summarily the Offer in Minnesota within three days of such filing if the Commissioner determines that the registration statement does not (or the material provided to beneficial owners of the Shares residing in Minnesota does not) provide full disclosure. If such summary suspension occurs, a hearing must be held (within 10 days of the summary suspension) as to whether to permanently suspend the Offer in Minnesota, subject to corrective disclosure. If the Commissioner takes action under the Takeover Disclosure Statute, such action may have the effect of significantly delaying the Offer. In filing a registration statement under the Takeover Disclosure Statute, the Purchaser does not concede that some or all of the provisions of the Takeover Disclosure Statute are applicable, valid, enforceable or constitutional.

“Fair Price” Provision.  Section 302A.675 of the MBCA provides that an offeror may not acquire shares of a Minnesota publicly held corporation from a shareholder within two years following the offeror’s last purchase of shares of the same class pursuant to a takeover offer, including, but not limited to, acquisitions made by purchase, exchange or merger, unless the selling shareholder is afforded, at the time of the proposed acquisition, a reasonable opportunity to dispose of the shares to the offeror upon substantially equivalent terms as those provided in the earlier takeover offer. The provision described above does not apply if the proposed acquisition of shares is approved, before the purchase of any shares by the offeror pursuant to the earlier takeover offer, by a committee of the board of directors of the corporation, comprised solely of directors who: (i) are not, nor have been in the preceding five years, officers or employees of the corporation or a related organization, (ii) are not the offerors in the takeover offer or any affiliates or associates of the offeror, (iii) were not nominated for election as directors by the offeror or any affiliates or associates of the offeror and (iv) were directors at the time of the first public announcement of the earlier takeover offer or were nominated, elected, or recommended for election as directors by a majority of the directors.

In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987 in CTS Corp. v. Dynamics Corp. of America , the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquiror from voting shares of a target corporation without the prior approval of the remaining shareholders where, among other things, the corporation is incorporated, and has a substantial number of shareholders, in the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a U.S. federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional as applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a U.S. federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a U.S. federal district court in Florida held in Grand Metropolitan PLC v. Butterworth that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

If any government official or third party seeks to apply any state takeover law to the Offer or the Merger, we will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. If it is asserted that one or more state takeover statutes is applicable to the Offer or any such merger or other business combination and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and we may be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, we may not be obligated to accept for payment or pay for any tendered Shares. See Section 15 — “Conditions to the Offer”.

Exchange Act

Any merger or other similar business combination that we propose would also have to comply with any applicable United States federal law. In particular, unless the Shares were de-registered under the Exchange Act prior to such transaction, if such merger or other business combination were consummated more than one year after termination of the Offer or did not provide for shareholders to receive cash for their Shares in an amount at least equal to the price paid in the Offer, we may be required to comply with Rule 13e-3 under the Exchange Act. If applicable, Rule 13e-3 would require, among other things, that certain financial information concerning the Company and certain information relating to the fairness of the proposed transaction and the consideration offered to minority shareholders in such a transaction be filed with the SEC and distributed to such shareholders prior to consummation of the transaction.

17.	Dissenters’ Rights.

No rights to seek to obtain the “fair value” of their Shares are available to you in connection with the Offer. However, if the Merger is consummated and you have not tendered your Shares in the Offer you will have certain rights under Sections 302A.471 and 302A.473 of the MBCA to dissent from the Merger and obtain payment in cash for the “fair value” of your Shares. Those rights, if the statutory procedures are complied with, could lead to a judicial determination of the fair value (immediately prior to the Effective Time of the Merger) required to be paid in cash to you for your Shares. Any such judicial determination of the fair value of your Shares would not necessarily include any element of value arising from the accomplishment or expectation of the Merger and could be based upon considerations other than or in addition to the consideration per Share to be paid in the Merger and the market value of the Shares, including asset values and the investment value of the Shares. The value so determined could be more or less than the price per Share paid pursuant to the Offer or consideration per Share payable in the Merger. Moreover, we may argue in such a judicial proceeding that, for purposes of such proceeding, the fair value of the Shares is less than the price per Share paid pursuant to the Offer or consideration per Share payable in the Merger. Under subdivision 4 of Section 302A.471 of the MBCA, a shareholder’s rights with respect to the Merger are limited to the dissenters’ rights provided under Sections 302A.471 and 302A.473 of the MBCA. A shareholder has no right, at law or in equity, to set aside the approval of the Merger or the consummation of the Merger, unless such adoption or consummation was fraudulent with respect to such shareholder or the Company. Any Shares which are issued and outstanding immediately prior to the Effective Time of the Merger and which are held by a holder who has not voted such Shares in favor of the Merger and who has properly exercised dissenters’ rights with respect to such Shares in accordance with the MBCA (including Sections 302A.471 and 302A.473 thereof) and, as of the Effective Time of the Merger, has neither effectively withdrawn nor otherwise lost for any reason its right to exercise such dissenters’ rights, will not be converted into or represent a right to receive the consideration payable in the Merger. The holders of dissenting shares will be entitled to only such rights as are granted by Section 302A.471 of the MBCA. If any shareholder who asserts dissenters’ rights with respect to its Shares under the MBCA effectively withdraws or otherwise loses for any reason (including failure to perfect) dissenters’ rights, then as of the Effective Time of the Merger or the occurrence of such event, whichever occurs later, such holder’s Shares will automatically be cancelled and converted into and represent only the right to receive the consideration payable in the Merger, without interest, upon surrender of the certificate or certificates formerly representing the dissenting shares.

THE PRESERVATION AND EXERCISE OF DISSENTERS’ RIGHTS REQUIRES STRICT ADHERENCE TO THE APPLICABLE PROVISIONS OF THE MBCA. FAILURE TO FULLY AND PRECISELY FOLLOW THE STEPS REQUIRED BY SECTIONS 302A.471 AND 302A.473 OF THE MBCA FOR THE PERFECTION OF DISSENTERS’ RIGHTS WILL RESULT IN THE LOSS OF THOSE RIGHTS. THE FOREGOING

SUMMARY OF THE RIGHTS OF DISSENTING SHAREHOLDERS UNDER THE MBCA IS NOT A COMPLETE STATEMENT OF THE PROCEDURES TO BE FOLLOWED BY SHAREHOLDERS DESIRING TO EXERCISE ANY DISSENTERS’ RIGHTS AVAILABLE UNDER THE MBCA AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE MBCA.

DISSENTERS’ RIGHTS CANNOT BE EXERCISED AT THIS TIME. THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE TO SHAREHOLDERS IF THE MERGER IS CONSUMMATED. SHAREHOLDERS WHO WILL BE ENTITLED TO DISSENTERS’ RIGHTS IN CONNECTION WITH THE MERGER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING DISSENTERS’ RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH SHAREHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO.

18.	Fees and Expenses.

Morgan Stanley is acting as Dealer Manager in connection with the Offer and has provided certain financial advisory services to Parent in connection with the proposed acquisition of the Company, for which services Morgan Stanley will receive customary compensation. Parent has agreed to reimburse Morgan Stanley for reasonable fees and expenses, including reasonable fees and disbursements of Morgan Stanley’s counsel, incurred in connection with Morgan Stanley’s engagement, and to indemnify Morgan Stanley and certain related parties against specified liabilities, including liabilities under the federal securities laws.

Purchaser has retained Morrow & Co., LLC as Information Agent and Mellon Investor Services LLC as Depositary in connection with the Offer. The Information Agent and the Depositary will receive reasonable and customary compensation for their services hereunder and reimbursement for their reasonable out-of-pocket expenses. The Depositary will also be indemnified by Purchaser against certain liabilities in connection with the Offer.

Except as set forth above, Purchaser will not pay any fees or commissions to any broker or dealer or any other person for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, banks, trust companies and other nominees will, upon request, be reimbursed by Parent or Purchaser for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.

19.	Miscellaneous.

The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares residing in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities or blue sky laws of such jurisdiction. In any jurisdiction where the securities or blue sky laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers which are licensed under the laws of such jurisdiction.

No person has been authorized to give any information or make any representation on behalf of Purchaser other than as contained in this Offer to Purchase or in the Letter of Transmittal, and, if any such information or representation is given or made, it should not be relied upon as having been authorized by Purchaser.

Purchaser has filed with the SEC on February 25, 2008 a Tender Offer Statement on Schedule TO, pursuant to Rule 14d-3 promulgated under the Exchange Act, furnishing certain information with respect to the Offer. Such statement and any amendments thereto, including exhibits, may be examined and copies may be obtained at the same places and in the same manner as set forth with respect to the Company in Section 8 — “Certain Information Concerning the Company-Available Information”.

Phoenix Acquisition Corp.

February 25, 2008

ANNEX I

DIRECTORS AND EXECUTIVE OFFICERS OF BAYER AG, PARENT AND PURCHASER

1.	Directors and Executive Officers of Bayer AG.

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each member of the Board of Management and Supervisory Board of Bayer AG is set forth below. Unless otherwise noted, each such member is a citizen of the Federal Republic of Germany. The business address of each member of the Board of Management is c/o Bayer AG, Gebäude W11, 51368 Leverkusen, Germany.

BOARD OF MANAGEMENT

Current Principal Occupation or Employment
Name	and Five-Year Employment History

Werner Wenning	Chairman of the Board of Management. Mr. Wenning has been a member of the Board of Management since 1997 and Chairman since April 2002. Mr. Wenning is a member of the supervisory boards of Bayer Schering Pharma AG (chairman), Henkel KGaA and Evonik Industries AG.
Klaus Kühn	Chief Financial Officer. Mr. Kühn was appointed to the Board of Management in May 2002. Mr. Kühn is a member of the supervisory boards of Bayer Business Services GmbH (chairman), Bayer CropScience AG (chairman), Bayer Schering Pharma AG and Symrise AG.
Dr. Wolfgang Plischke	Member of the Board of Management since March 2006. Prior to his appointment to the Board of Management, Dr. Plischke was head of the pharmaceuticals division of Bayer AG from January 2002. Dr. Plischke is a member of the supervisory boards of Bayer MaterialScience AG (chairman), Bayer Technology Services GmbH (chairman), Bayer Innovation GmbH (chairman of the shareholders’ committee), Bayern LB, Economic Advisory Board and a non-executive director of ARK Therapeutics.
Dr. Richard Pott	Labor Director. Dr. Pott was appointed to the Board of Management in May 2002. Dr. Pott is a member of the supervisory boards of Bayer HealthCare AG (chairman), Currenta Geschäftsführungs-GmbH (chairman) and is chairman of the board of directors of Bayer Corporation.

SUPERVISORY BOARD

Current Principal Occupation or Employment
Name	and Five-Year Employment History

Dr. Manfred Schneider Bayer AG Gebäude Q 26 D-51368 Leverkusen Germany	Chairman; former chairman of the Board of Management. Dr. Schneider is a member of the supervisory boards of Daimler AG, Linde AG (chairman), Metro AG, RWE AG and TUI AG.
Thomas de Win Bayer MaterialScience AG Gebäude D 14 D-51368 Leverkusen Germany	Vice Chairman; Chairman of the Bayer Central Works Council, Leverkusen. Mr. de Win is a member of the supervisory board of Bayer MaterialScience AG.
Dr. Paul Achleitner Allianz SE Königinstrasse 28 D-80802 München Germany	Member of the management board of Allianz SE, Munich. Dr. Achleitner is a member of the supervisory boards of Allianz Deutschland AG, Allianz Global Investors AG, Allianz Lebensversicherungs-AG and RWE AG.
Willy Beumann Bayer HealthCare AG Gebäude 54 D-42096 Elberfeld Germany	Chairman of the Works Council, Wuppertal Site. Mr. Beumann is a member of the supervisory board of Bayer HealthCare AG.
Dr. Clemens Börsig Deutsche Bank AG Theodor-Heuss-Allee 70 D-60486 Frankfurt am Main Germany	Chairman of the supervisory board of Deutsche Bank AG, Frankfurt am Main. Dr. Börsig is a member of the supervisory boards of Deutsche Bank (chairman), Deutsche Lufthansa AG and Linde AG, Daimler AG.
Karl-Josef Ellrich Bayer CropScience AG Gebäude G 8 D-41538 Dormagen Germany	Chairman of the Works Council, Dormagen Site; Chairman of the Bayer Group Works Council, Leverkusen. Mr. Ellrich is a member of the supervisory board of Bayer CropScience AG.
Dr. Ing. Thomas Fischer Bayer MaterialScience AG Gebäude K 9 D-51368 Leverkusen Germany	Chairman of the Group Managerial Employees’ Committee of Bayer AG; Director Process Plant Safety and Technology and Director Technology Services; Dr. Fischer is a member of the supervisory board of Bayer MaterialScience AG.
Peter Hausmann IG Bergbau, Chemie, Energie Landesbezirk Nordrhein Hans-Böckler-Strasse 39 D-40476 Düsseldorf Germany	North Rhine District Secretary of the German Mining, Chemical and Energy Industrial Union since 2005; prior thereto manager of the department of tariff law. Mr. Hausmann is a member of the supervisory board of Evonik Services GmbH.
Prof. Dr. Ing. e. h. Hans-Olaf Henkel Bank of America, N.A. Berlin Advisory Office Friedrichstrasse 166 D-10117 Berlin Germany	Honorary professor of the University of Mannheim; since 2006 senior advisor, Bank of America; prior thereto President of the Leibniz Society. Prof. Henkel is a member of the supervisory boards of Continental AG, Daimler Luft- u. Raumfahrt Holding AG, EPG AG, Ringier AG and SMS GmbH.
Reiner Hoffmann Europäischer Gewerkschaftsbund Boulevard du Roi Albert II, 5 B-1210 Brussels, Belgium	Deputy Secretary of the European Trade Union Confederation (ETUC).

Current Principal Occupation or Employment
Name	and Five-Year Employment History

Dr. rer.pol., Dipl.-Kfm. Klaus Kleinfeld Alcoa, Inc. 390 Park Avenue New York, NY 10022	President and Chief Operating Officer of ALCOA, Inc. since October 2007; prior thereto, chairman of the management board of Siemens AG from January 2005 until June 2007 and member of the management board of Siemens AG since January 2004; prior thereto President and Chief Executive Officer of Siemens USA from 2001.
André Krejcik Bayer Schering Pharma AG Müllerstrasse 178 D-13342 Berlin Germany	Member of the Works Council of Bayer Schering Pharma AG; technical employee, development laboratory for bioelectronics, Bayer Schering Pharma AG.
Petra Kronen Bayer MaterialScience AG Gebäude R 57 D-47829 Uerdingen Germany	Chairwoman of the Works Council, Uerdingen Site. Ms. Kronen is a member of the supervisory board of Bayer MaterialScience AG.
Dr. rer. nat. Helmut Panke BMW AG D-80788 München Germany	Former Chairman of the board of management of BMW AG (2002-2006). Dr. Panke is a member of the supervisory board of UBS AG and a member of the board of directors of Microsoft Corporation.
Hubertus Schmoldt IG Bergbau, Chemie, Energie Königsworther Platz 6 D-30167 Hannover Germany	Chairman of the German Mining, Chemical and Energy Industrial Union, Hannover. Mr. Schmoldt is a member of the supervisory boards of Deutsche BP AG, DOW Olefinverbund GmbH, E.ON AG and RAG AG.
Dr.-Ing. Ekkehard D. Schulz ThyssenKrupp AG August-Thyssen-Strasse 1 D-40211 Düsseldorf Germany	Chairman of the management board of ThyssenKrupp AG. Dr. Schulz is a member of the supervisory boards of AXA Konzern AG, MAN AG (vice chairman), RWE AG, ThyssenKrupp Services AG (chairman), ThyssenKrupp Technologies AG (chairman) and ThyssenKrupp Steel AG (chairman).
Dr. Klaus Sturany Rotgerweg 41 D-44229 Dortmund Germany	Member of the management board of RWE AG (until April 2007). Dr. Sturany is a member of the Supervisory boards of Commerzbank AG, Hannover Rückversicherung AG, Heidelberger Druckmaschinen AG and Österreichische Industrieholding AG.
Dipl.-Ing. Dr.-Ing. e. h. Jürgen Weber Deutsche Lufthansa AG Lufthansa Basis D-60546 Frankfurt am Main Germany	Chairman of the supervisory board of Deutsche Lufthansa AG since June 2003 and vice chairman prior thereto. Dr. Weber is a member of the supervisory boards of Allianz Lebensversicherungs-AG, Deutsche Bank AG, Deutsche Post AG (chairman), Loyalty Partner Holding GmbH (chairman), Tetra Laval Group, Voith AG and Willy Bogner GmbH & Co. KGaA.
Prof. Dr. Dr. h. c. Ernst-Ludwig Winnacker European Research Council Place Madou 1 MADO 6/16 B-1049 Brussels Belgium	Secretary General of the European Research Council (ERC) since January 2007; prior thereto President of the German Research Society since 1998. Prof. Winnacker is a member of the supervisory boards of Medigene AG (chairman) and Wacker Chemie AG.
Oliver Zühlke Bayer AG Gebäude D 14 D-51368 Leverkusen Germany	Vice Chairman of the Works Council of Bayer AG. Mr. Zühlke is a member of the supervisory board of Bayer HealthCare AG.

2.	Directors and Executive Officers of Parent.

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of Parent is set forth below. Unless otherwise noted, each director and executive officer is a citizen of the United States of America and the business address of each director and executive officer is c/o MEDRAD, Inc., 100 Global View Drive, Warrendale, PA 15086, each occupation set forth opposite such director’s or executive officer’s name refers to employment with Parent and each has held his or her present occupation as set forth below or has been an executive officer at Parent for at least the past five years.

Current Principal Occupation or Employment
Name	and Five-Year Employment History

Dr. Ulrich Köstlin Bayer Schering Pharma AG Müllerstrasse 178 13353 Berlin Germany Citizen of the Federal Republic of Germany	Chairman of the Board; member of the Board of Management of Bayer Schering Pharma AG since December 2006; prior thereto member of the Board of Management of Schering AG.
Dr. Franz-Joseph Berners Bayer AG Building W11 51368 Leverkusen Germany Citizen of the Federal Republic of Germany	Director; Head of Regional Coordination in the Corporate Center, Bayer AG.
John P. Friel	Director; President and Chief Executive Officer.
Dr. Attila Molnar Bayer Corporation 100 Bayer Road Pittsburgh, PA 15205 Citizen of the Federal Republic of Germany	Director; President and Chief Executive Officer of Bayer Corporation.
Willy Scherf Bayer Corporate and Business Services 100 Bayer Road Pittsburgh, PA 15205 Citizen of the Federal Republic of Germany	Director; President and Chief Executive Officer of Bayer Corporate and Business Services since July 2004; prior thereto Labor Director and Chief Administration Officer of Bayer CropScience.
Gary Bucciarelli	Senior Vice President and Chief Administration Officer since July 2007; Senior Vice President of the Magnetic Resonance Strategic Business Unit from January 2004; prior thereto Vice President of Finance.
Joseph Havrilla	Senior Vice President of the Magnetic Resonance Strategic Business Unit since July 2007; Senior Vice President of Corporate Innovation since 2003.
Clifford E. Kress	Senior Vice President, Computed Tomography, since January 2004; prior thereto Senior Vice President of Marketing.
Kraig McEwen	Senior Vice President, Cardiovascular Business Unit, since January 2004; prior thereto Executive Director of Business Development.
Jeff Owoc	Vice President of Operations since July 2007; prior thereto plant manager for Parents’s sterile disposables facility.
Julio Rivera	Senior Vice President, Corporate Compliance and Chief Compliance Officer.
John R. Tedeschi	Senior Vice President - Global Field Organization.

3.	Directors and Executive Officers of Purchaser.

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of Purchaser is set forth below. Unless otherwise noted, each director and executive officer is a citizen of the United States of America and the business address of each director and executive officer is c/o MEDRAD, Inc., 100 Global View Drive, Warrendale, PA 15086, each occupation set forth opposite such director’s or executive officer’s name refers to employment with Purchaser and each has held his or her present occupation as set forth below or has been an executive officer at Parent for at least the past five years.

Current Principal Occupation or Employment
Name	and Five-Year Employment History

John P. Friel	Director; President and Chief Executive Officer; President and Chief Executive Officer of Parent.
Gary Bucciarelli	Director; Chief Financial Officer; Senior Vice President and Chief Administration Officer of Parent since July 2007; Senior Vice President of the Magnetic Resonance Strategic Business Unit of Parent from January 2004 and Vice President of Finance of Parent from January 2003.
Joseph Havrilla	Director; Senior Vice President of the Magnetic Resonance Strategic Business Unit of Parent since July 2007 and Senior Vice President of Corporate Innovation of Parent since 2003.
Kraig McEwen	Director; Senior Vice President; Senior Vice President, Cardiovascular Business Unit, of Parent since January 2004; prior thereto Executive Director of Business Development of Parent.
John R. Tedeschi	Director; Senior Vice President — Global Field Organization of Parent.
Robert M. Lucas	Secretary; General Counsel of Parent since August 2006; prior thereto Associate General Counsel of Crown Castle USA, Inc.

Manually signed facsimiles of the Letter of Transmittal, properly completed, will be accepted. The Letter of Transmittal and certificates evidencing Shares and any other required documents should be sent or delivered by each shareholder or his broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below.

The Depositary for the Offer is:

Mellon Investor Services LLC

By Facsimile Transmission (for Eligible Institutions only): (201) 680-4626

Confirm by Telephone: (201) 680-4860

By Overnight Courier:	By Mail:	By Hand:
Mellon Investor Services LLC Attn: Reorganization Department 480 Washington Boulevard Jersey City, NJ 07310	Mellon Investor Services LLC Attn: Reorganization Department P.O. Box 3301 South Hackensack, NJ 07606	Mellon Investor Services LLC Attn: Reorganization Department 480 Washington Boulevard Jersey City, NJ 07310

If you have questions or need additional copies of this Offer to Purchase or the Letter of Transmittal, you can call the Information Agent or the Dealer Manager at the address and telephone numbers set forth below. You may also contact your broker, dealer, bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

Morrow & Co., LLC

470 West Avenue
Stamford, CT 06902
(203) 658-9400

Banks and Brokerage Firms Call Toll Free: (800) 662-5200
Shareholders Call Toll Free: (800) 607-0088
e-mail: poss.info@morrowco.com

The Dealer Manager for the Offer is:

Morgan Stanley & Co. Incorporated
1585 Broadway
New York, New York 10036
Call Toll Free: (866) 395-2178